UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-E

NOTIFICATION UNDER REGULATION E

(December 27, 2013)

Item 1.	The Issuer.

The name of the Issuer is Highlight Networks, Inc. (the "Company" or "HNET").  Its principal business office is located at 7325 Oswego Road Liverpool, NY 13090.

Item 2.	Affiliates and Principal Security Holders of Issuer.

(a) The following table lists the affiliates of the Company and the nature of the affiliation:

Affiliate	Nature of Affiliation

Alfonso Knoll	President, Chief Executive Officer, and Acting Chief Compliance Officer, Director, Chairman of the Board
DCC Trading, LLC	Non-Eligible Investment Management Agreement Co-Manager
Gemini Group Global	Non-Eligible Investment Management Agreement Co-Manager
Infanto Holdings, LLC	Control Shareholder

(b) The following is a list of persons who own ten percent or more of the outstanding securities of any class of the Company:

Name	Class of Securities	Amount Owned	% of Class

Gemini Group Global	Common Stock	2,000,000	11.80%
Data Capital Corp	Common Stock	2,000,000	11.80%
Infanto Holdings LLC	Common Stock	12,000,000	70.82%

Item 3.	Directors and Officers.

(a)	The following are the names and addresses of each officer and (b) director of the Company:

Name/address of Officers and Directors	Positions Held
Alfonso Knoll	(a)(b) President, Chief Executive Officer, Officer and Acting Chief Compliance Officer, Director and Chairman of the Board
7325 Oswego Rd.
Liverpool, NY 13090

Joseph C. Passalaqua	(a)(b) Secretary, Chief Financial Officer and Director
7325 Oswego Rd.
Liverpool, NY 13090

Danny Mendelson	(a) Vice-President
1 Chellis Court
Owings Mills, MD 21117

Richard M. Weaver	(a) Vice-President
3102 landfall Lane
Annapolis, MD 21403

(c) Finance500, a California Investment Manager ("F500") is the investment adviser of the Company under our Placement Agreement (EIMA).

Item 4.	Counsel for Issuer and Underwriters.
Counsel for the Company is SEC Attorneys., 116 Court St., Ste. 707, New Haven, CT 06520. Tel: 203-222-9333.  Finance500 also acted as our placement agent.

Item 5.	Events Making Exemption Unavailable.
No event specified in Rule 602(b), (c) or (d) has occurred which would make an exemption under this Regulation unavailable for securities of the Company in the absence of a waiver by the Commission pursuant to Rule 602 (e).

Item 6.	Jurisdictions in which Securities are to be Offered.
(a) The Company is offering the shares of Common Stock covered by this notification in the following states:  California, New York, New Jersey, Texas, Florida, Michigan, Nevada, Delaware, Washington, and Arizona.

(b) Not applicable.

Item 7.	Unregistered Securities Issued or Sold Within One Year.
(a) The following lists unregistered securities issued by the Company within one year prior to filing this notification, including the title and amount of securities issued, aggregate offering prices, names of persons to whom the securities were issued:  None.

(b) The following chart lists unregistered securities of the Company issued within one year prior to the filing of this notification to officers, directors, or principal security holders of the Company or the underwriter of any securities of the Company:  None.

(c) Not applicable.

Item 8.	Other Present or Proposed Offerings.
The Company is not presently offering or presently contemplating the offering of any securities, in addition to those covered by this notification.

Item 9.	Exhibits.

    (a)          Copy of common stock certificate.  Filed herewith.

    (b)          Placement Agent Agreement.  Filed herewith.

    (c)          Not applicable.

    (d)          The Preliminary Offering Circular.

    (e)          Underwriter Consents and Certifications.  Filed herewith

    (f)           Not applicable.

Signatures

This notification has been signed on December 27, 2013.

HIGHLIGHT NETWORKS, INC.

By:	/s/ Alfonso Knoll
Alfonso Knoll
Chairman and Chief Executive Officer

Exhibit 9(a)

Copy of Form of Common Stock Certificate

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

NUMBER

PAR VALUE: $0.001

HighLight
NETWORKS, INC.

SHARES

CUSIP NO.431106 10 3

This Certifies That

Is The Record Holder of

Fully paid and non-assessable shares of **HighLight Networks, Inc.** Common Stock transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and Bylaws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

HighLight Networks, Inc.
Corporate
Seal
Nevada

PRESIDENT

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT

Countersigned by PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada

Authorized Signature

Our Common stockholders carry one vote for each share of common stock they own. In the event of liquidation, common shareholders have rights to a company's assets only after bondholders, and other debt holders have been paid in full.

Exhibit 9(b)

Placement Agent Agreement

Attached.

Exhibit 9(d)

Preliminary Offering Circular

Preliminary Offering Circular

HIGHLIGHT NETWORKS, INC.
(name of issuer)

7325 Oswego  Road
Liverpool, NY 13090
315-451-4722
(Mailing address and telephone number)

The date of this Preliminary Offering Circular is December 27, 2013

Maximum Offering: 3,333,333 shares of Common Stock	Minimum Offering: There is no minimum offering amount. All sales of shares will be made on a "best efforts" basis.

Under the terms of our Offering, all subscription funds will be placed into the operating bank account of HNET and used for day to day operation of the Company.

Offering Remains Open Until December 2014

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMAION CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR.  IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL IF THE INFORMATION THAT YOU MAY WANT TO CONSIDER. YOU SHOULD READ CAREFULLY THE MORE DETAILED INFORMATION SET FORTH UNDER “RISK FACTORS: AND THE OTHER INFORMATION INCLUDED IN THIS OFFERING CIRCULAR. EXCEPT WHERE THE CONTECT SUGGEST OTHERWISE, THE TERMS “WE,” “US,” “OUR,” “THE COPANY,” AND “HNET” REFER TO HIGHLIGHT NETWORKS, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT HNET HAS LIMITED FINANCIAL CAPITAL AS A BUSINESS DEVELOPMENT COMPANY.  HNET CURRENTLY HAS TOTAL NET LIABILITIES OF $151,309 AS OF SEPTEMBER 30, 2013, AND HAS LIMITED MONEY TO OPERATE THE COMPANY OR MAKE ANY INVESTMENTS.  SINCE INCEPTION, THE COMPANY'S OPERATIONS HAVE BEEN PRINCIPALLY FUNDED BY STOCK OFFERINGS AND LOANS FROM ITS OFFICERS AND DIRECTORS. OUR INDEPENDENT PUBLIC ACCOUNTING FIRM HAS ISSUED A "GOING CONCERN OPINION" ON OUR FINANCIAL STATEMENTS INDICATING THAT THESE CONDITIONS RAISE SUBSTANTIAL DOUBT ABOUT HNET’S ABILITY TO CONTINUE AS A GOING CONCERN. HNET HAS NO PLANS TO SEEK RELIEF THROUGH A FILING UNDER THE U.S. BANKRUPTCY CODE.

	OFFERING PRICE TO PUBLIC	UNDERWRITING DISCOUNTS AND COMMISSIONS	PROCEEDS TO ISSUER (1)
Total Minimum	-	-	-
Total Maximum	$5,000,000.00	$200,000.00	$4,800,000.00
Per Share	$1.50	$.06	$1.44

(1)           Does not reflect expenses of Offering, estimated to be $50,000, consisting of $45,000 in legal fees and expenses and $5,000 in accounting fees and expenses.  For sales to investors who are affiliates of HNET, unless the Company has raised the Equity Financing without the involvement of F500, in which case the placement fee shall be four percent (4%) of the gross proceeds, the placement agent fee is $.075 (5% per share) rather than $.06 (4% per share).

Because this Form 1-E is attached to our recent election to be treated as a Business Development Company under sections 55-65 of the Act, the unaudited net asset value (NAV) per share at September 30, 2013 is being calculated based on our fully subscribing this offering of $5,000,000 or  $0.23 per share.  During the Offering period, shares will not be issued at a price below NAV and HNET will calculate its NAV frequently enough so that shares will never be issued below NAV.   An investor that purchases shares of common stock in this Offering for $1.50 per share will experience immediate dilution of 1.27 or 84.6% per share.

For the material risks involved in purchasing these securities please see "Risk Factors" beginning on page 9.

Finance500, Placement Agent

OFFERING

HNET is offering for sale a maximum of 3,333,333 shares of its Common Stock on a "best efforts" basis at a purchase price of $1.50 per share.  There is no minimum offering amount.  Under the terms of our Offering, all subscription funds will be immediately made available to HNET to operate and use as HNET sees fit.  After the first closing, there will be additional closings at which HNET will issue shares of its Common Stock under Regulation E of the Securities Act.  HNET will hold successive "rolling" closings until up to $5,000,000 (3,333,333 shares) has been raised.  The dates of, and the amount of shares sold at, closings will be determined at the sole discretion of HNET.  The amount of $5,000,000 is the maximum amount that may be raised in the Offering.  All shares sold in our Offering will not contain any restrictive legends as to transfer.  The Offering will remain open until December 31, 2014, unless extended at the sole discretion of HNET.  All investors must complete a subscription agreement and represent that they are "accredited investors."

The Offering is being conducted pursuant to Regulation E under the Securities Act which applies to offerings undertaken by registered business development companies (BDCs) regulated by the Investment Company Act.  In our Offering, shares of common stock are only being offered to "accredited investors" as that term is defined in Rule 501 under Regulation D of the Securities Act and in those States that have coordinated exemptions for Regulation E offerings.

The Company took into account the following factors in determining the offering price of 1.50: (i) the offering price exceeds the net asset value ("NAV") per share, which on September 30, 2013 on an unaudited basis was a deficit of ($0.04) per share; (ii) the last trade on November 2, 2013 on the OTC Market (OTCQB) for the Common Stock was $.66; and (iii) the Company believes that the offering price could attract investor's interest in purchasing the shares.  Because the shares of Common Stock trade so infrequently on the OTCQB, the offering price per share could not be determined based upon market value of the shares of Common Stock.

The date we will begin offering our shares of Common Stock for sale pursuant to this Offering is January 2, 2014.

HNET has retained Finance500 as placement agent for the Offering.  See "Placement Agent" immediately below.

Each prospective purchaser must be an "accredited investor" (as defined under the Securities Act of 1933, as ("Securities Act") and sign a Subscription Agreement.  The Subscription Agreement contains provisions to avoid (a) any resale by any purchaser deemed a public sale, (b) any purchaser being deemed an underwriter, and (c) any rapid resale of shares in the Offering.  Also, the Company is working closely with the Placement Agent to safeguard against a purchaser engaging in any of the activities specified in (a), (b) and (c).

The following officers and directors will assist the Placement Agent in the offering and sale of shares of Common Stock in the Offering:   Alfonso Knoll, Chairman and Chief Executive Officer of the Company, and DCC Trading, LLC, Non-Eligible Investment Management Agreement Manager.  No other officers and directors will be involved in selling shares in the Offering.  No disinterested director of the Company will assist in the distribution of the Company's shares.  They will not receive any compensation for their work assisting the Placement Agent.  No existing stockholders of the Company will receive any shares in the Offering.

Alfonso Knoll, Chairman and Chief Executive Officer of the Company, will not receive a salary under his employment agreement as his compensation is tied to the performance of the Company.

EXPENSES INCURRED IN PRIOR OFFERINGS

The Company filed a registration statement with the Securities and Exchange Commission which became effective on October 6, 2008 for a self-underwritten offering in the amount of $510,000 consisting of 100,000 shares of common stock at a share price of $5.10.  The Company has had limited participation in the offering.  The Company is attempting to secure private funding to complete its first network installation however, there is not commitment for these funds and there is no assurance that the amount will be raised or that the Company will otherwise secure sufficient funds to achieve its business plan.

Through September 30, 2012, the Company’s previous principal officer and majority shareholder and current principal shareholder have provided services and loans to the company in order for it to continue operations.

During the years ended June 30, 2008 and 2009, Mr. West, the Company's former principal stockholder, advanced a total $24,180 to the Company.  In March 2009, these advances were forgiven by Mr. West and reclassified as additional paid-in capital. Also during the years ended June 30, 2008 and 2009, Mr. West provided services, valued at $2,000 per month and office space valued at $200 per month, for a total of $13,200, which was reflected as an operating expense in fiscal year ended June 30, 2009.  The Company issued 7,329 shares of its $.001 par value common stock to Mr. West as payment for his services and use of office space; however, during the year ended June 30, 2010, the original common stock agreement was rescinded. Under the terms of a new agreement, the 7,329 shares originally issued to Mr. West were cancelled and replaced with marketable securities valued at $4,010. Mr. West forgave the balance due to him of approximately $3,255.

Infanto Holdings, Corp., whose principal stockholder Joseph C. Passalaqua is also an officer and principal stockholder of Highlight Networks, Inc., loaned the Company $2,900, $3,684 and $6,880 during years ended June 30, 2012, 2011, and 2010, respectively, which totaled $13,464. These notes were unsecured, accrued simple interest annually at 18% and were due on demand. On April 27, 2012, the Company repaid the total principal due of $13,464 plus accrued interest of $3,676, for a total payment of $17,140.

In 2013, the Company borrowed an aggregate of $161,230 under promissory notes with related parties, Friction & Heat LLC and Joseph C. Passalaqua. Joseph C. Passalaqua is a managing member of Friction & Heat. The promissory notes and unsecured, bear simple interest at 10% per annum and are due on demand. As of June 30, 2013, the aggregate unpaid principal on these notes was $161,230, with interest accrued of $3,183.

In 2013, EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks, Inc. borrowed $100 from a related party, Joseph C. Passalaqua. The amount is non-interest bearing advance. As of June 30, 2013 the unpaid amount on the advance was $100.

Through September 30, 2012, the Company’s previous principal officer and majority shareholder and current principal shareholder have provided services and loans to the company in order for it to continue operations.

PLACEMENT AGENT

On November 14, 2013, the Company entered into an agreement ("Placement Agent Agreement") with Finance500, Inc., a California Corporation ("Placement Agent") to provide placement agent, financial advisory and investment banking services in connection with a Regulation E Offering or Regulation D Offering on an exclusive basis and annual advisory services.

RECENT DEVELOPMENTS

Effective November 1, 2013 the Company entered into an engagement agreement with Data Capital Corp and DCC Trading LLC, a copy of which is attached hereto as Exhibit 10.1 (the “Agreement”) The fundamental basis of the Agreement is to structure the Company for the transformation of the Company’s business into that of an investment company and, in particular, a “business development company” under the Investment Company Act of 1940.

The Agreement provides for the participation of the parties in the management of the Company under an Eligible Investment Management Agreement (EIMA) and Non-Eligible Investment Management Agreement (NEIMA), with DCC conducting the Company’s investment affairs under the NEIMA agreement.  Under the term of the Agreement, the Company is to issue common stock of HNET as follows: (i) 1,000,000 to be issued to DCC upon execution of the agreement, (ii) 1,000,000 shares issued to DCC upon HNET receiving $1 million in funding (iii) 1,000,000 shares to be issued to DCC when $3 million in funding is received by HNET and (iv) 1,000,000 shares to be issued to DCC when $5 million in funding is received by HNET.

In connection with the approval of the Agreement, the Company’s Board of Directors has also approved to elect status as a “business development company” under the Investment Company Act of 1940, as (the “Investment Company Act”) by filing with the Securities and Exchange Commission a notice of election on Form N-54A.  The Board received approving of this election from 97% of the company shareholders.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our Common Stock in this Offering will be 4,450,000.  We will incur offering expenses of approximately $50,000, consisting of legal fees and expenses of $45,000 and $5,000 in accounting fees and expenses.  This assumes that we sell the maximum number of shares of Common Stock in the Offering (3,333,333) at a price of $1.50 per share, after deducting (i) placement agent fees of $200,000; (ii) accountants' fees and expenses of $5,000; and (iii) legal fees and expenses of $45,000.  The amount of net proceeds may be more or less than the amount described in this Offering Circular depending upon the actual number of shares of Common Stock we sell in the Offering, which we cannot determine as of the date of this Offering Circular.

          We currently intend to use our net proceeds as follows if the maximum number of shares of Common Stock is sold:

USE	AMOUNT($)	PERCENTAGE(%)
EZ Recycling *	$2,500,000	50.00%
EIMA *	$800,000	16%
NEIMA **	$950,000	18%
Finance500	$200,000	4%
Working Capital	$500,000	10%
Legal	$50,000	1%

         *           We are operating under two separate management company agreements.  The first agreement is our Eligible Investment Management Agreement (EIMA) which manages up to 70% of the company assets in eligible investments as defined by the Investment Company Act of 1940.

**          We are operating under two separate management company agreements.  The second agreement is our Non-Eligible Investment Management Agreement (NEIMA) which manages up to 30% of the company assets in non-eligible investments as defined by the Investment Company Act of 1940.

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering net proceeds are used and allocated.

We anticipate that a substantial portion of the net proceeds of this Offering will be used for the above purposes within 12-18 months and all of the net proceeds of this Offering will be used within two years, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions.  We cannot assure you that we will achieve our investment objectives during such time frame.

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering proceeds are used and allocated.

Pending such investments, HNET will invest the net proceeds primarily in cash, cash equivalents, Marginable Equities, U.S. government securities and other high quality debt instruments that mature in one year or less from date of investment.

To date, HNET has not paid overhead expenses (rent, employee salaries and wages, phones and telecommunications, etc.).  After the Offering is completed, HNET expects to pay salaries to senior management, sub-advisers, rent, phones and telecommunications, and miscellaneous operating expenses, at market rates if sufficient net proceeds are raised in this Offering as determined by our Board of Directors.

Related or affiliated persons will not benefit by receiving any payment from HNET from the proceeds of the Offering for any liability HNET may have to them now or in the future.

DILUTION

Substantial dilution will be experienced by purchasers of shares of Common Stock in the Offering.  The unaudited net tangible book value of the Company at September 30, 2013 was ($0.04) per share.  The Company had total net liabilities of $125,484 and 2,942,600 common shares outstanding as of September 30, 2013.  Net tangible book value represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total number of outstanding shares of voting stock of the Company. The difference between the Offering price per share and the net tangible book value per share of the Company’s voting stock after completion of this Offering constitutes the dilution to holders of the shares offered hereby.  After giving effect to the issuance of 14,000,000 common shares on December 10, 2013 and the sale of the maximum number of shares in the Offering, and receipt of the net proceeds therefrom, the Company’s pro forma adjusted net tangible book value would have been $4,674,516, or $0.23 per share.  This represents an immediate increase in such net tangible book value of $4,800,000 and $0.28 per share to existing holders of Common Stock in the maximum offering, as illustrated in the following table:

Per Share
Offering price per share of Common Stock	$1.5000

Net tangible book value (deficit) per share at September 30, 2013	(0.0426)
Decrease attributable to 14,000,000 common shares issued on December 10, 2013	(0.0090)
Increase attributable to new investors	0.2822
Proforma net tangible book value per share after this Offering	0.2306

Dilution per share to new investors	$1.2694

    The following table summarizes, for the maximum offering of $5,000,000, as of September 30, 2013, using the Company's unaudited financial statements and the 14,000,000 common shares issued on December 10, 2013, the number of shares of Common Stock purchased, the percentage of total consideration paid and the average price per share (i) paid by present stockholders and (ii) paid by investors purchasing shares in the Offering.  HNET's has never filed a Regulation E offering for their shares of Common Stock.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing Stockholders as of December 27, 2013	16,942,600	83.56%	$-	-%	$-

New Investors	3,333,333	16.44%	$5,000,000	100.0%	$1.50

Total	20,275,933	100.0%	$5,000,000	100.0%

RISK FACTORS

The business of HNET is subject to numerous risk factors, including the following:

HNET’s Financial Condition and Need to Raise Additional Funds

HNET has total net liabilities of $125,484 as of September 30, 2013, and has limited money to operate the Company to make any investments.  HNET depends entirely on its majority shareholders, to fund its daily operations, including staffing, rent, and regulatory filing fees.  There can be no guarantee that the Company will be able to fund its daily operations in the future.  Prospective investors should thus be aware that HNET must raise additional capital to continue operations independently and meet its current liabilities.

There is Substantial Doubt about Our Ability to Continue as a Going Concern

Unless this offering is completed, there is substantial doubt in our ability to continue as a going concern. Our independent public accounting firm has issued an opinion on our financial statements that states that the financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events raise substantial doubt as to the Company’s ability to continue as a “going concern.” The Company has incurred net losses of $1,064,624 for the period from June 21, 2007 (inception) to September 30, 2013, has an accumulated deficit and a working capital deficit as of September 30 2013, and requires additional financing in order to finance its business activities on an ongoing basis. The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern.”
.
Inability to Raise Capital; Substantial Dilution

During the period from June 2012 to the date of this Preliminary Offering Circular, the Company has raised the necessary capital to cover HNET obligations in private transactions with accredited investors.  There can be no assurance that we will continue to be able to sell any shares of Common Stock in this Offering, which is the Company's first Regulation E offering.  An investor that purchases shares of Common Stock in this Offering for $1.50 per share will experience immediate substantial dilution of 1.27 or 84.6% per share.

No Fixed Investment Policy; One Investment to Date

We have no fixed policy as to the business or industry group in which we may invest or as to the amount or type of securities or assets that we may acquire.  To date, we have not made any investments in a portfolio company except the EZ Recycling, Inc. investment described above.  HNET has invested part of the net proceeds from its second and third Regulation E Offerings received to date in cash equivalents and in investments with maturity dates of less than one year, but no longer retains such investments because they were sold to pay operational and administrative expenses. Also, it has invested part of the proceeds from its third Regulation E offering in EZ Recycling, Inc. Unless this offering is completed, HNET currently has no money to invest or operate the Company.

Investors May Lose Their Entire Investment in This Offering

Investing in the Common Shares of the Company is highly risky.  The Company cannot assure an investor that it will raise adequate capital in this Offering.  Investors may lose all of their investment in the Common Shares purchased in this Offering.  Investors should review the "Use of Proceeds" section of this Preliminary Offering Circular, particularly with respect to HNET's use of proceeds to pay for legal fees and expenses, and accounting fees and expenses, incurred by HNET prior to this Offering.

Management's Lack of BDC Experience

We are operating under two separate management company agreements.  The first agreement is our Eligible Investment Management Agreement (EIMA) which manages up to 70% of the company assets in eligible investments as defined by the Investment Company Act of 1940.

We are operating under two separate management company agreements.  The second agreement is our Non-Eligible Investment Management Agreement (NEIMA) which manages up to 30% of the company assets in non-eligible investments as defined by the Investment Company Act of 1940.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we do not continue to qualify as a BDC, we might be regulated as a closed-end investment company under the Investment Company Act, which would significantly decrease our operating flexibility.

Our Ability to Grow Will Depend on Our Ability to Raise Capital

HNET is relying on Form 1-E to raise up to $5,000,000 (3,333,333 shares of Common Stock at an offering price of $1.50 per share).  We can provide you with no assurance that we will be able to raise money in this Offering given difficult market conditions.  We will need to periodically access the equity markets to raise cash to fund new investments.  An inability to successfully access the equity markets could limit our ability to grow our business and fully execute our business strategy.  We cannot assure you that we will be able to raise adequate capital in the future.

HNET Not Having Sufficient Funds for Expenses of Regulatory Compliance Under Investment Company Act

If HNET does not raise sufficient net proceeds in this Offering or operations, or is unable to borrow sufficient funds from its controlling shareholder, Infanto, it may not have sufficient funds for paying for the expenses of regulatory compliance under the Investment Company Act.  Infanto currently does not have any funds that it could provide to HNET.

Our Common Stock May Be Considered "A Penny Stock" and, as a result, It May Be Difficult to Trade A Significant Number of Shares of our Common Stock.

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions.  Since our Common Stock has been eligible for quotation on the OTCBB (OTCQB), the market price of our Common Stock has been less than $5.00 per share.  It is likely that the market price for our Common Stock will remain less than $5.00 per share for the foreseeable future and therefore may be a "penny stock" according to SEC rules.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our Common Stock and may affect the ability of investors hereunder to sell their shares.  In addition, because our Common Stock is traded on the OTCQB, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Fluctuation in NAV of Company Common Stock

HNET has never filed a Form 1-E and as such there is no way to determine the fluctuating NAV attributable to our industry, therefore, we will function under the following industry acceptable risk factors.  These risks are:  (i) HNET may be insolvent or bankrupt due to negative NAV; (ii) fluctuations in NAV may not be reflected in the price of the common stock in the market place and the price of the common stock may be at a premium or discount to NAV; and (iii) when HNET purchases assets in a portfolio investment,(NAV) may reflect this as a liability and not an asset.

Offering Terms; Sales of Common Stock on Best Efforts Basis

This is the first Regulation E offering that HNET has conducted.  This Offering is being conducted on a "best efforts" basis, and not on a maximum-minimum basis.  Given that this Offering is on a "best efforts" basis, HNET will close on any subscriptions it receives from prospective investors it deems acceptable in amounts up to $5,000,000.  This means that investors who purchase shares in this Offering will not have the protection of a maximum-minimum offering structure.

Significant Deficiencies and Material Weaknesses In The Company's Internal Controls; Violation of Rule 38a-1 Under The Investment Company Act

The Company has significant deficiencies and material weaknesses in its internal control over financial reporting.  Management (consisting of Alfonso Knoll, Joseph C. Passalaqua, Danny Mendelson and Richard M. Weaver) has determined that the Company's disclosure controls and procedures are not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis to comply with the Company's disclosure obligations under the Securities Exchange Act and the rules and regulations thereunder.  Management determined that the Company's internal control over financial reporting was not effective based on management's identification of the material weaknesses as follows:  (a) HNET has a material weakness in its internal controls due to a lack of segregation of duties, (b) HNET lacks formal control procedures that provide for multiple levels of supervision and review and (c) HNET lacks the resources to hire additional personnel to perform this function until it raises additional capital.
The Company is taking the following steps to remedy the deficiencies: the Company seeks compliance advice from experienced, outside counsel.  Presently, the Company does not have the funds to hire a chief compliance officer, but will hire such an individual upon completion of this Offering.

Alfonso Knoll, Chief Executive Officer, of the Company, has served as acting Chief Executive Officer since 2012.  Under Rule 38a-1 of the Investment Company Act, the Company is obligated to have a chief compliance officer whose appointment must be approved by the board of directors.  The Company does not presently have the funds to hire a chief compliance officer, but plans to hire a Chief Compliance Officer when it completes this Offering.

Start-up Operations; No Cash Dividend Payments to Date; Possibility of Substantial Losses

HNET has never paid cash dividends nor does it have any present intent to do so.

Business development is by nature a high-risk activity that often results in substantial losses.  The companies in which HNET intends to invest often lack effective management, face operating problems and have incurred substantial losses.  Potential investees include established businesses which may be experiencing severe financial or operating difficulties or may, in the opinion of their management, be managed ineffectively and yet have the potential for substantial growth or for reorganization into separate independent companies.

HNET will attempt to reduce the level of its investment risks through one or more of the following factors:

•	carefully investigating potential investees;

•	financing only what it believes to be practical business opportunities, as contrasted to research projects;

•	selecting effective, entrepreneurial management for its investees;

•	providing managerial assistance and support to investees in areas, where the need is apparent;

•	obtaining, alone or with others, actual or working control of its investees;

•	supporting the investees in obtaining necessary financing, and, where feasible, arranging major contracts, joint ventures or mergers and acquisitions; and

•	where possible, maintaining sufficient capital resources to make follow-on investments where necessary, appropriate and feasible.

The proposed operations of HNET are speculative

The success of the proposed business plan of HNET will depend to a great extent on the operations, financial condition and management of the identified target companies.  While investments in entities having established operating histories are preferred, there can be no assurance that HNET will be successful in locating candidates meeting such criteria.  The decision to invest in a company will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if HNET had more funds available to it, would be desirable.  In the event HNET completes one or more stock acquisitions, the success of its operations will be dependent upon management of those target companies and numerous other factors beyond the control of HNET.  There is no assurance that HNET can identify a target company to invest in, or that such investments will be successful.

There is no agreement for any stock acquisitions and no minimum requirements for any stock acquisitions

As of the date of this Preliminary Offering Circular, HNET has made one portfolio investment, the EZ Recycling, Inc. investment described herein.  There can be no assurance that HNET will be successful in identifying and evaluating suitable business opportunities or in concluding an investment.  Except with respect to the ETF industry and distressed companies previously discussed, no particular industry or specific business within an industry has been selected for a target company.  HNET has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which HNET would not consider an investment.  Accordingly, HNET may invest in a company which has no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  There is no assurance that HNET will be able to negotiate an investment on terms favorable to HNET.

Reporting requirements may delay or preclude investments

Pursuant to the requirements of Section 13 and Rule 13a-11 of the Exchange Act, and Item 9.01 of Form 8-K with respect to the financial statements that must be filed in connection with an acquisition, HNET is required to provide certain information about significant acquisitions including audited financial statements of the acquired company.  These audited financial statements normally must be furnished within 75 days following the effective date of a stock acquisition.  Obtaining audited financial statements are the economic responsibility of the target company.  The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable investment by HNET.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for investment so long as the reporting requirements of the Exchange Act are applicable.  Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to HNET at the time of effecting an investment in such target company.  In cases where audited financial statements are unavailable, HNET will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity.  This risk increases the prospect that an investment with such a target company might prove to be an unfavorable one for HNET.

We May Change Our Investment Policies without Further Shareholder Approval

Although we are limited by the Investment Company Act with respect to the percentage of our assets that must be invested in qualified investment companies, we are not limited with respect to the minimum standard that any investment company must meet, nor the industries in which those investment companies must operate.  We may make investments without shareholder approval and such investments may deviate significantly from our historic operations.  Any change in our investment policy or selection of investments could adversely affect our stock price, liquidity, and the ability of our shareholders to sell their stock.  Any investment made by HNET must be consistent with the BDC provisions of the Investment Company Act.

Our Investments May Not Generate Sufficient Income to Cover Our Operations

We intend to make investments into qualified companies that will provide the greatest overall return on our investment.  However, certain of those investments may fail, in which case we will not receive any return on our investment.  In addition, our investments may not generate income, either in the immediate future, or at all.  As a result, we may have to sell additional stock, or borrow money, to cover our operating expenses.  In the past, HNET has borrowed money from its largest stockholder and private investors to fund its operating expenses.  These investors have agreed to provide sufficient capital to fund limited operating expenses.  However, there can be no assurance that (i) Investors will have money to loan to HNET, and (ii) Investors will continue to lend money to HNET after such date.

Regulatory Oversight; Compliance Requirements

As a BDC, HNET is subject to the provisions of Sections 55 through 65 of the Investment Company Act, and certain additional provisions of that Act made applicable to business development companies by Section 59 of that Act.  Under these regulations, HNET's investment policies are defined and subject to certain limitations.  Furthermore, under Section 58 of that Act, HNET may not withdraw its election to be so regulated as a business development company without the consent of a majority of its issued and outstanding voting securities.

HNET has no fixed policy as to any particular business or industry group in which it may invest or as to the amount or type of securities or assets that it may acquire.  HNET may in the future invest in assets that are not qualifying assets as defined by Section 55 of the Investment Company Act; however, no such additional assets have been identified as of the date of this Memorandum, and HNET does not intend to fall below the 70% requirement as set forth in Section 55 of that Act.

Market Illiquidity for Investments

At the time of sale of HNET's portfolio securities, there may not be a market of sufficient stability to allow HNET to sell its entire position, potentially resulting in HNET not being able to sell such securities at prevailing market prices or at the prices at which HNET may have valued its position in the investee's securities.

Market Price for Common Stock; Illiquidity of Common Stock

Since September 2008 shares of Common Stock have traded very infrequently on the OTC Markets on the OTCQB under the symbol HNET.  Prior to trading on the OTC Markets OTC QB, shares traded very infrequently on the OTC Bulletin Board.  During September 2008 to November 4, 2013, shares have traded between $0.25 and $4.50, with extremely limited trading volume.

The shares do not trade frequently and there can be wide gaps in the bid and ask prices for the shares of Common Stock.  Investors should be aware of these market conditions in considering whether to purchase shares in this Offering.

Valuation-Policy Guidelines

HNET's Board of Directors is responsible for the valuation of HNET's assets in accordance with its approved guidelines.  HNET's board of directors is responsible for recommending overall valuation guidelines and the valuation of the specific investments.

There is a range of values that are reasonable for an investment at any particular time.  Fair value is generally defined as the price at which the investment in question could change hands, the "exit price," assuming that both parties to the transaction are under no unusual pressure to buy or sell and have both reasonable knowledge of all the relevant facts.

Effective January 1, 2008, HNET adopted ASC 820, "Fair Value Measurements" ("ASC 820"), for investments measured at fair value on a recurring basis.  ASC 820 accomplishes the following key objectives:

•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
•	Establishes a three-level hierarchy ("Valuation Hierarchy") for fair value measurements;
•	Requires consideration of HNET's creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the Valuation Hierarchy and the distribution of HNET's financial assets within it are as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

To increase objectivity in valuing its assets and complementing ASC 820, HNET also intends to use external measures of value such as public markets or significant third-party transactions whenever possible.  Neither a long-term workout value nor an immediate liquidation value will be used, and no increment of value will be included for changes that may take place in the future.  Certain members of HNET's Board of Directors may hold positions in some of HNET's investee companies.

Valuations assume that, in the ordinary course of its business, HNET will eventually sell its position in the private or public market or may distribute its larger positions to its stockholders.  Accordingly, no premiums will be placed on investments to reflect the ability of HNET to sell block positions or control of companies, either by itself or in conjunction with other investors.
In fact, in certain circumstances, HNET may have to sell the securities it owns of its investees in the open market at discounts to market prices at the time of sale, due to the large position it may hold relative to the average daily trading volume.

In addition to ASC 820, HNET intends to use four basic methods of valuation for its investments to assist its Board of Directors in the valuation process.  As an investee evolves, its progress may sometime require changes in HNET's method of valuing the investee's securities.  HNET's investment will be separated into its component parts (such as debt, common stock or warrants), and each component will be valued separately to arrive at a total value.  HNET believes that a mixture of valuation methods is often essential to represent a fair value of HNET's investment position in any particular investee.  For example, one method may be appropriate for the equity securities of a company while another method may be appropriate for the senior securities of the same company.  In various instances of valuation, the board of directors of HNET may modify the valuation methods mentioned below based on the board of directors best judgment in any particular situation.

The cost method values an investment based on its original cost to HNET, adjusted for the amortization of original issue discount, accrued interest and certain capitalized expenditures of HNET.  While the cost method is the simplest method of valuation, it is often the most unreliable because it is applied in the early stages of an investee's development and is often not directly tied to objective measurements.  All investments are carried at cost until significant positive or adverse events subsequent to the date of the original investment warrant a change to another method.  Some examples of such events are: (1) a major recapitalization; (2) a major refinancing; (3) a significant third-party transaction; (4) the development of a meaningful public market for the investee's common stock; and (5) material positive or adverse changes in the investee's business.

The appraisal method is used to value an investment position based upon a careful analysis of the best available outside information when there is no established public or private market in the investee company's securities and it is no longer appropriate to use the cost method.  Comparisons are made using factors (such as earnings, sales or net worth) that influence the market value of similar public companies or that are used in the pricing of private transactions of comparable companies.  Major discounts, usually in percentages up to 50%, are taken when private companies are appraised by comparing private company to similar public companies.  Liquidation value may be used when an investee company is performing substantially below plan and its continuation as an operating entity is in doubt.  Under the appraisal method, the differences among companies in terms of the source and type of revenues, quality of earnings, and capital structure are carefully considered.

An appraisal method value can be defined as the price at which the investment in question could change hands, assuming that both parties to the transaction are under no unusual pressure to buy or to sell, and both have reasonable knowledge of all the relevant facts.  In the case of start-up companies where the entire assets may consist of only one or more of the following: (1) a marketing plan, (2) management or (3) a pilot operation, an evaluation may be established by capitalizing the amount of the investment that could reasonably be obtained for a predetermined percentage of the ownership in the particular company.  Valuations under the appraisal method are considered to be more subjective than the cost, public market or private market methods.

The private market method uses third-party transactions (actual or proposed) in the investee's securities as the basis for valuation.  This method is considered to be an objective measure of value since it depends upon the judgment of a sophisticated, independent investor. Actual firm offers are used as well as historical transactions, provided that any offer used was seriously considered and well documented.

The public market method is the preferred method of valuation when there is an established public market for the investee's securities, since that market provides the most objective basis for valuation.  In determining whether the public market is sufficiently established for valuation purposes, we intend to examine the trading volumes, the number of stockholders and the number of market makers.  Under the public market method, as well as under the other valuation methods, we may discount investment positions that are subject to significant legal, contractual or practical restrictions.

Regulation - BDCs

The following is a summary description of the Investment Company Act, as applied to BDCs.  This description is qualified in its entirety by reference to the full text of the Investment Company Act applicable to BDCs and the rules promulgated thereunder by the Commission.
The Small Business Investment Incentive Act of 1980 became law on October 21, 1980. This law modified the provisions of the Investment Company Act, which are applicable to a company, such as HNET, which is a "business development company."  HNET elected to be treated as a business development company on November 7, 2013.  HNET may not withdraw its election without first obtaining the approval of a majority of its outstanding voting securities.

A BDC must be operated for the purpose of investing in the securities of certain present and former "eligible portfolio companies" and certain bankrupt or insolvent companies and must make available significant managerial assistance to its investee companies.  An eligible portfolio company generally is a United States company that is not an investment company (except for wholly-owned small business investment companies licensed by the U.S. Small Business Administration) and (1) does not have a class of securities included in the Federal Reserve Board's over-the-counter margin list, (2) is actively controlled by the business development company and has an affiliate of the business development company on its board of directors, or (3) meets such other criteria as may be established by the Commission. Control, under the Investment Company Act, as , is presumed to exist where the business development company, and its affiliates or related parties, own 25% or more of the issued and outstanding voting securities of the investee.  The Commission in 2007 adopted revised rules expanding certain definitions of eligible portfolio companies.

The Investment Company Act prohibits or restricts HNET from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies.  Moreover, the Investment Company Act limits the type of assets that HNET may acquire to "qualifying assets" and certain other assets necessary for its operations (such as office furniture, equipment and facilities) if, at the time of the acquisition, less than 70% of the value of HNET's assets consists of qualifying assets.  The effect of this regulation is to require that at least 70% of a business development company's assets be maintained in qualifying assets.  Qualifying assets include: (1) securities of companies that were eligible portfolio companies at the time HNET acquired their securities; (2) securities of bankrupt or insolvent companies that are not otherwise eligible portfolio companies; (3) securities acquired as follow-on investments in companies that were eligible at the time of HNET's initial acquisition of their securities but are no longer eligible, provided that HNET has maintained a substantial portion of its initial investment in those companies; (4) securities received in exchange for or distributed on or with respect to any of the foregoing; and (5) cash items, government securities and high-quality, short-term debt.  The Investment Company Act also places restrictions on the nature of the transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered to be qualifying assets.  As of the date of this Preliminary Offering Circular, HNET has made the EZ Recycling, Inc. investment, its only portfolio investment.  Proceeds raised in this Regulation E offerings will invested in the securities referenced in subsection (5) above and $2,500,000 will be used to make the EZ Recycling, Inc. investment.

The Investment Company Act, under specified conditions, permits HNET to issue multiple classes of senior debt and preferred stock, if its asset coverage, as defined in the Investment Company Act, is at least 200% after the issuance of the debt or the preferred stock.  HNET currently has no policy regarding the issuance of multiple classes of senior debt.

HNET may issue, in limited amounts, warrants, options and rights to purchase its securities to its directors, officers and employees (and provide loans to such persons for the exercise thereof) in connection with an executive compensation plan, if certain conditions are met.  These conditions include the authorization of such issuance by a majority of HNET's voting securities (as defined below) and the approval by a majority of the independent members of the board of directors and by a majority of the directors who have no financial interest in the transaction.  The issuance of options, warrants or rights to directors who are not also officers requires the prior approval of the Commission.

As defined in the Investment Company Act, the term "majority of a registrant's issued and outstanding voting securities" means the vote of (a) 67% or more of a registrant's issued and outstanding common stock present at a meeting, if the holders of more than 50% of the issued and outstanding common stock are present or represented by proxy, or (b) more than 50% of a registrant's outstanding common stock, whichever is less.

HNET may sell its securities at a price that is below the prevailing net asset value per share only upon the approval of the policy by the holders of a majority of its issued and outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, at its last annual meeting or within one year prior to the transaction.  In addition, HNET may repurchase its common stock, subject to the restrictions of the Investment Company Act.

In accordance with the Investment Company Act, a majority of the members of HNET's board of directors must not be "interested persons" of HNET, as that term is defined in the Investment Company Act.  Generally, "interested persons" of HNET include all affiliated persons of HNET and members of their immediate families, any "interested person" of an underwriter or of an "investment advisor" to HNET, any person who has acted as legal counsel to HNET within the last two fiscal years, or any broker or dealer, or affiliate of a broker or dealer.

Most of the transactions involving HNET and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the Commission under the Investment Company Act, prior to its amendment by the Small Business Investment Incentive Act now require the prior approval of a majority of HNET's independent directors and a majority of the directors having no financial interest in the transactions.  The effect of this amendment is that HNET may engage in certain affiliated transactions that would be prohibited, absent prior Commission approval in the case of investment companies, which are not business development companies.  However, certain transactions involving certain closely affiliated persons of HNET, including its directors, officers and employees, still require the prior approval of the Commission.  In general, "affiliated persons" of a person include: (a) any person who owns, controls or holds with power to vote, more than five percent of HNET's issued and outstanding common stock, (b) any director, executive officer or general partner of that person, (c) any person who directly or indirectly controls, is controlled by, or is under common control with that person, and (d) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person.  Such persons generally must obtain the prior approval of a majority of HNET's independent directors and, in some situations, the prior approval of the Commission, before engaging in certain transactions involving HNET or any company controlled by HNET.  In accordance with the Investment Company Act, a majority of the members of HNET's board of directors are not interested persons as defined in the Investment Company Act.  The Investment Company Act generally does not restrict transactions between HNET and its investee companies.

Finally, notwithstanding restrictions imposed under federal securities laws, it is anticipated that HNET will acquire securities of investee companies pursuant to stock purchase agreements or other agreements that may further limit HNET's ability to distribute, sell or transfer such securities.  And as a practical matter, even if such transfers are legally or contractually permissible, there may be no market, or a very limited market, for such securities. Economic conditions may also make the price and terms of a sale or transfer transactions unattractive.
Other Securities Law Considerations

In addition to the above-described provisions of the Investment Company Act, there are a number of other provisions of the federal securities laws that affect HNET's operations.  For example, restrictions imposed by the federal securities laws, in addition to possible contractual provisions, may adversely affect the ability of HNET to sell or otherwise to distribute or dispose of its portfolio securities.

Most if not all securities that HNET acquires as venture capital investments will be "restricted securities" within the meaning of the Securities Act and will not be permitted to be resold without compliance with the Securities Act.  Thus, HNET will not be permitted to resell portfolio securities unless a registration statement has been declared effective by the Commission with respect to such securities or HNET is able to rely on an available exemption from such registration requirements.  In most cases HNET will endeavor to obtain from its investee companies "registration rights," pursuant to which HNET will be able to demand that an investee company register the securities owned by HNET at the expense of the investee company.  Even if the investee company bears this expense, however, the registration of any securities owned by HNET is likely to be a time-consuming process, and HNET always bears the risk, because of these delays, that it will be unable to resell such securities, or that it will not be able to obtain an attractive price for such securities.

At times HNET will not register portfolio securities for sale but will seek to sell and sometimes seek an exemption from registration for portfolio securities.  The most likely exemption available to HNET is Section 4(1) of the Securities Act, which, in effect, exempts sales of securities in transactions by any person other than an issuer, underwriter or dealer.  This exemption will likely be available to permit a private sale of portfolio securities and in some cases a public sale, if the provisions of Rule 144 under the Securities Act, are complied with.  The Commission has adopted changes to Rule 144, including shortening the one-year holding period to six-months for sales of securities by non-affiliates.

HNET may elect to distribute in-kind securities of investee companies to its stockholders.  Prior to any such distribution, HNET expects that it will need to file, or cause the issuers of such distributed securities, to file, a registration statement or, in the alternative, an information statement, which when declared effective by the Commission, will permit the distribution of such securities and also permit distributee stockholders of HNET to sell such distributed securities.

Future Distributions

HNET does not currently intend to pay cash dividends. HNET's current dividend policy is to make in-kind distributions of its larger investment positions to its stockholders when HNET's board of directors deems such distributions appropriate.  Because HNET does not intend to make cash distributions, stockholders would need to sell securities distributed in-kind, when and if distributed, in order to realize a return on their investment.

An in-kind distribution will be made only when, in the judgment of HNET’s board of directors, it is in the best interest of HNET's stockholders to do so.  The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on the investee's customers, joint venture associates, other investors, financial institutions and management; tax consequences and the market effects of an initial or broader distribution of such securities.  Securities of HNET's larger investment positions in more mature investee companies with established public markets are most likely to be considered for distribution.  It is possible that HNET may make an in-kind distribution of securities that are substantially liquid irrespective of the distributee's stockholder rights to sell such securities.  Any such in-kind distribution would require stockholder approval only if the distribution represents substantially all of HNET's assets.  It is possible that HNET may make an in-kind distribution of securities that have appreciated or depreciated from the time of purchase depending upon the particular distribution.  HNET has not established a policy as to the frequency or size of distributions and indeed there can be no assurance that any distributions will be made.

Managerial Assistance

HNET believes that providing significant managerial assistance to its investees is critical to its business development activities.  "Making available significant managerial assistance" as defined in the Investment Company Act, with respect to a business development company such as HNET, means (a) any arrangement whereby a business development company, through its directors, officers, employees or general partners, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company; or (b) the exercise by a business development company of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as a part of a group acting together which controls such portfolio company.  HNET is required by the Investment Company Act to make significant managerial assistance available at least with respect to investee companies that HNET will treat as qualifying assets for purposes of the 70% test.  The nature, timing and amount of managerial assistance provided by HNET varies depending upon the particular requirements of each investee company.

HNET may be involved with its investees in recruiting management, product planning, marketing and advertising and the development of financial plans, operating strategies and corporate goals.  In this connection, HNET may assist clients in developing and utilizing accounting procedures to record efficiently and accurately, transactions in books of account that will facilitate asset and cost control and the ready determination of results of operations.  HNET may also seek capital for its investees from other potential investors and occasionally subordinate its own investment to those of other investors.  Where possible, HNET may introduce its investees to potential suppliers, customers and joint venture partners and assist its investees in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants.  HNET also intends to assist in obtaining joint ventures, acquisitions and mergers.

In connection with its managerial assistance, HNET may be represented by one or more of its officers or directors who are members of the board of directors of an investee.  As an investment matures and the investee develops management depth and experience, HNET's role will become progressively less active.  However, when HNET owns or could acquire a substantial proportion of a more mature investee company's equity, HNET may remain active in, and may frequently be involved in, the planning of major transactions by the investee.  HNET's goal is to assist each investee company in establishing its own independent and effective board of directors and management.

Competition

HNET is subject to substantial competition from business development companies, venture capital firms, new product development companies, marketing companies and diversified manufacturers and other companies, most of whom are larger than HNET and have significantly larger net worth, financial and personnel resources than does HNET.  In addition, HNET competes with companies and individuals engaged in the business of providing management consulting services.

PRIOR REGULATION E OFFERINGS

The company has never filed a Form 1-E with the Commission.

Item 1.  General Description of the Issuer.

On November 8, 2013, HNET filed a Form N-54A Notification with the Securities and Exchange Commission, electing to become a business development company pursuant to Section 54 of the Investment Company Act.

HNET was incorporated on June 21, 2007 under the laws of the State of Nevada to engage in any lawful corporate undertaking. HNET's operations to date have been limited to issuing shares to its original shareholders, organizational and administrative activities, and conducting five offerings (including this Offering) under Regulation E, and investing in EZRecycling, Inc. (see below).

The Company is committed to its obligations to operate as a BDC under the Investment Company Act.

HNET will attempt to locate eligible portfolio companies and other assets to invest in, lend funds to, acquire an interest in and/or possibly manage. HNET intends to offer managerial assistance to eligible portfolio companies in which it invests.  HNET intends to acquire a portfolio or portfolios of investments, for shares of its Common Stock, from one or several holders of assets.  There can be no assurance that HNET will be able to close any of such transactions or on favorable terms if closed.  HNET may attempt to negotiate a commitment for a credit facility to provide additional capital for the purchase of portfolio assets, but there can be no assurance that it will be able to secure such a credit facility.

HNET plans to invest in the lower quadrant of the US middle-market in a diverse range of industries.  These investments will include various types of debt and equity securities issued by lower middle-market companies with market capitalizations and revenues under $300 million, which HNET believes is a critically underserved segment of the US capital markets.  HNET believes its investment strategy with lower middle-market companies is opportunistic because these companies have been historically under-serviced, by both the commercial banking industry and U.S. based investment firms.  This situation has been exacerbated during the current credit crisis which has led to a contraction and consolidation of financing sources; there are fewer commercial banks, specialty finance companies, private equity funds and hedge funds focused on financing lower middle-market companies.  Record levels of un-invested private equity capital (estimated at over $500 billion) and refinancing needs (including $300 billion of high-yield bonds maturing in next two years), which will fuel demand for leveraged lending, will only exacerbate the tendency of larger financial services firms to underserve the lower middle-market.  These market conditions, which are expected to continue for a prolonged period of time, may allow HNET to negotiate favorable terms with lower middle-market companies, including higher yields, lower/safer leverage levels, more significant covenant protection and greater equity participation than typical of other market transactions.  HNET will generally seek to avoid competing directly with other capital providers in order to avoid the less favorable terms typically associated with such competitive investment opportunities.  The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments.  There can be no assurance that these objectives will be met or that HNET will be able to make any of these investments or have the funds to make any of the investments.

HNET would seek to invest in compelling opportunities in the credit markets for the lower quadrant of the US middle market.  Middle market finance sector has lost a significant number of competitors.  Bank consolidation has reduced competition; high yield market focus is on larger companies and transactions; senior lending restraint has re-established need for mezzanine funding, particularly for small to mid-size companies. Competition from finance companies, hedge funds and CLOs has diminished due to scarce capital and risk concerns.

Middle market debt securities are more attractive than broadly syndicated debt securities.  These generally have more conservative capital structures, tighter financial covenants, better security packages and higher yields.  Established financial relationships are a high barrier to entry in the middle market financing business.  There is a preference for accessing capital from, and maintaining close and longstanding relationships with, a small group of established capital providers.  There is a preference by private middle market companies to execute transactions with private capital providers, rather than public high-yield bond transactions, which generally necessitate SEC compliance and reporting obligations.  The middle market debt sector is a highly fragmented portion of the overall leveraged finance market, in which many of the largest capital providers choose not to participate as a result of a preference for larger, more liquid transactions.

All of the above investment categories are subject to the investment restrictions in the BDC provisions of the Investment Company Act applicable to HNET, including without limitation that HNET not invest in an "investment company" registered under the Investment Company Act.

As a business development company or BDC, HNET is able to raise money to acquire interests in small private business, as well as larger private companies, and distressed public companies as defined under the business development company provisions of the Investment Company Act.  We intend to seek equity positions and ongoing relationships with companies offering sustainable and profitable growth.  We do not intend to limit our acquisitions to a single line of business or industry.

The Company's investment objective is not a fundamental policy and may be changed without shareholder approval.  The Company may invest to control or manage any portfolio companies.

Consistent with Section 58 of the Investment Company Act, we may not, unless authorized by the vote of a majority of our outstanding common stock, change the nature of our business so as to cease to be, or to withdraw our election as, a business development company.  In addition, as a BDC, we will not make any significant material changes in our investment guidelines and policies without obtaining the approval of our Board of Directors.

HNET may invest in a variety of securities, including bonds, convertible debentures, preferred stock and common stock.  We have not set a policy as to what proportion of our assets may be invested in any type of security, nor have we set a policy regarding a potential concentration in any particular industry or group of industries.

HNET will seek to render significant managerial assistance to and/or control of eligible companies.  While we do not currently intend to invest as part of a group, we have not set any policy to that effect, and may determine to so invest in the future without seeking shareholder approval.  We have not yet set a policy with respect to any assets that are not required to be invested in eligible portfolio companies or other companies qualifying under Section 55 of the Investment Company Act.

Consistent with its objective of long-term capital appreciation, HNET will consult with its investees with respect to obtaining capital and offers managerial assistance to selected businesses that, in the opinion of our management, have a significant potential for growth.

In addition to acquiring investment positions in new and developing companies, HNET may also occasionally invest in more mature privately and publicly-held companies, some of which may be experiencing financial difficulties, but which, HNET believes, have potential for further development or revitalization, and which, in the long-term, could experience growth and achieve profitability.

HNET has engaged Finance500, Inc. a California Corporation ("F500"), and an investment adviser registered under the Investment Advisers Act of 1940, to serve as an investment adviser to HNET and manage its portfolio of investments at such time as when HNET has portfolio investments.  The company engaged F500 pursuant to an investment advisory management agreement dated September 18, 2013, with a six-month term (extendable for one year periods) subject to HNET's right to terminate upon thirty (30) days’ notice, and has fees ranging from 0.50% to 1.80% of assets managed.  Fees depend on the type and amount of assets purchased.  For example, if the Company purchases equities in the amount of $1,000,000, it would pay F500 a fee of 10% of the amount of equity security purchased unless the Company has raised Equity Financing without the involvement of F500 in which case the cash placements will be equal to four (4%) of the gross proceeds.

Reliance on Strong Management Teams of Investee Companies

HNET believes that it will be most likely to succeed in its investment strategies if its investee companies have strong management teams.  Generally, HNET intends to focus as much or more on finding and supporting business executives who the ability, entrepreneurial motivation and experience have required to build independent companies with a significant potential for growth, as it will on identifying, selecting and financing investment opportunities based on promising ideas, products or marketing strategies.  Consistent with this belief, HNET believes it will be able to provide investee companies with managerial assistance.  For example, we intend to encourage our investee companies to afford their management teams opportunities for meaningful equity participation and assist them in planning means to accomplish this result.

EZ Recycling, Inc. Investment

HNET’s EZRecycling portfolio company has entered into a letter of intent to acquire Acme Electronics Recycling LLC (“AER”) from Acme Refining Co. of Chicago. In addition the funds raised will provide additional working capital to purchase raw materials and expand operations.  Presently, AER processes nearly 15 million pounds of ewaste annually.   A full discussion of AER is covered below. HNET is seeking to raise $5 million in debt and/or equity.

AER’s policy is one of “zero waste to landfill” for electronic e-waste.  We audit our downstream operations to ensure that they are in compliance with all environmental and health regulations.

 The Company’s vision is to become one of largest collectors and processors of e-waste in North America. HNET’s plan is to add at least one more full scale e-waste recycling facility for fiscal 2014 beyond AER.  HNET will leverage the large economies of scale through technical excellence and market positioning to minimize cost.

Acme Electronics Recycling (Target)

Acme Electronics Recycling (AER) is an e-waste recycler and processor.  AER is committed to maintaining the highest level of legal, ethical and moral standards relating to the environmentally safe disposal and recycling of end of life electronic goods (e-waste), and in the eradication of data that resides on recyclable electronic devices thereby mitigating all the above mentioned risks.

Headquartered in Galion, OH with over 150,000 square feet of processing facility and partnership in an additional recycling plant in Los Angeles, CA, AER has been recycling and disposing of electronic waste since early 2006 for businesses in Ohio, Virginia, Illinois, Kentucky and Indiana and has managed national disposal programs for large corporations with multiple locations throughout the United States.

AER has differentiated itself by investing in an industrial shredding system, one of the largest and most powerful in the USA, this dual shredder system uses size reduction, magnetic and eddy current technologies to liberate metallic content for local consumption, near infra-red optical sorting equipment (for plastics and fiber separation by color) and multiple teardown lines to physically remove parts that have hazardous characteristics that would contaminate the various shred streams. AER is one of a handful of e-waste recyclers in the USA to have this technological advantage.

Additionally, AER has IT Asset Management (ITAM) capabilities providing customers with serialized audits of their returns for accounting purposes and hard drive erasure using DoD 5220.22-m level data clean wipes.  This room has automation features including motorized conveyors and tech work stations wired to service 140 systems simultaneously.

AER’s principal revenue streams are derived from both incoming e-waste and outgoing commodities sales.  In some cases customers are charged a fee for ITAM and recycling services in other cases paid for products depending on commodity type.  The products are then separated into current technology working which are tested and resold into secondary markets and obsolete or un-working which are dismantled and/or shredded and the recycled goods (metals, plastics, glass, circuit boards, cables etc.) are sold for eventual smelting, reclamation of precious metals and re-manufacture.

As a member of electronics recyclers already certified  in R2 (Responsible Recycling) and ISO 14001 AER agrees to operate under strict environmental controls, to follow worker safety protections, and to prevent toxic e-waste from going to developing countries, landfills, incinerators, and prison recycling operations.     As a result, AER has a strong competitive edge with large corporate customers who are increasingly raising their standards in the final disposition of computers and related electronics.

Here is the information on the EZ Recycling, Inc. investment interest in tabular form:

Title and Number of Securities	100% Class A Common

Name and Address of Company	EZRecycling, Inc. 6 Adler Drive East Syracuse, NY 13057

Nature of Business	Recycling metals and plastics

Original Investment	$2,500,000

Value of Investment (9/)	$2,500000

In 2007, the Company issued 500,000 shares of restricted common stock to Perry West for $250 and 500,000 shares of restricted common stock to Taylor West $250.   On July 16, 2007 Hee Joon Park purchased 500,000 shares of common stock for $5,000.  The shares were issued pursuant to Section 4(2) of the Securities Act of 1933. Perry West provided the Company, without cost, his services, valued at $2,000 per month, which totaled $10,000 for the five months ended December 31, 2007. He also provided us, without cost, office space valued at $200 per month, which totaled $1,000 for the five months ended December 31, 2007. The total of these expenses, $11,000 from inception for the five months ended December 31, 2007 was reflected in the statement of operations as general and administrative expenses with a corresponding contribution of additional paid-in capital.

On June 3, 2010, Highlight Networks, Inc.’s (the “Company”) majority shareholders entered into a stock purchase agreement (the “Purchase Agreement”) with Infanto Holdings, Corp. (“Infanto”), pursuant to which, Infanto purchased: 500,000 shares of the Company’s issued and outstanding common stock from Perry D. West, the President and CEO of the Company; 500,000 shares of the Company’s issued and outstanding common stock from Taylor B. West, a shareholder of the Company; and 500,000 shares of the Company’s issued and outstanding common stock from Hee Joon Park, a shareholder of the Company. The total of 1,500,000 shares represents 99.9% of the Company’s outstanding common stock as of June 30, 2011. Infanto paid a total of $50,000 to selling shareholders.

During 2010, in connection with the change of control and pursuant to the Purchase Agreement, Perry D. West resigned as the Company’s President, Chief Executive Officer, and Director of the Company. Anthony E. Lombardo was appointed as President, Chief Executive Officer, and Director and Damion D. Glushko was appointed as Secretary and Director.

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

During 2013, Richard Weaver and Danny Mendelson were both appointed as Vice Presidents of Highlight Networks.

In 2013, Alfonso Knoll was appointed President and Director and Joseph Passalaqua was appointed Secretary and Director of EZRecycling, Inc., the newly formed, wholly owned subsidiary of Highlight Networks. Danny Mendelson was appointed CEO of EZRecycling, Inc.

None of the following parties has, since commencement of our fiscal years ended June 30, 2013 and June 30, 2012, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, in which our company is a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our company’s total assets for the last three completed financial years:

(i)	Any of our directors or officers;

(ii)	Any person proposed as a nominee for election as a director;

(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iv)	Any of our promoters; and

(v)	Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock and our qualification and taxation as a regulated investment company, or "RIC", for U.S. federal income tax purposes. This discussion does not purport to be a complete description of all of the tax considerations relating thereto. In particular, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, persons who hold our preferred stock and our common stock as part of a straddle or a hedging or conversion transaction, and U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar. This discussion assumes that investors hold our common stock as capital assets (within the meaning of the Code). This discussion is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") regarding the offerings pursuant to this prospectus or pursuant to any accompanying prospectus supplement unless expressly stated therein. This discussion does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. It also does not discuss the tax aspects of common or preferred stock sold in units with the other securities being registered.

              If we issue preferred stock that may be convertible into or exercisable or exchangeable for securities or other property or preferred stock with other terms that may have different U.S. federal income tax consequences than those described in this summary, the U.S. federal income tax consequences of such preferred stock will be described in the relevant prospectus supplement. This summary does not discuss the consequences of an investment in our subscription rights, debt securities or warrants representing rights to purchase shares of our preferred stock, common stock or debt securities or as units in combination with such securities. The U.S. federal income tax consequences of such an investment will be discussed in the relevant prospectus supplement.

              A "U.S. stockholder" is a beneficial owner of shares of our preferred stock or common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

              A "non-U.S. stockholder" is a beneficial owner of shares of our preferred stock or common stock that is neither a U.S. stockholder nor an entity treated as a partnership for U.S. federal income tax purposes.

              If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our preferred stock or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of shares of our preferred or common stock that are partnerships or partners in such partnerships should consult their own tax advisers with respect to the purchase, ownership and disposition of shares of our preferred stock or common stock.

              Tax matters are very complicated and the tax consequences to investors in our shares will depend on the facts of their particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

ELECTION TO BE TAXED AS A RIC

              As a BDC, we have elected to be treated as a RIC under the Code. As a RIC, we generally will not pay U.S. federal corporate-level income tax on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source of income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, generally an amount equal to at least 90% of our "investment company taxable income," as defined by the Code (the "Annual Distribution Requirement"). See "Risk Factors—Risks Relating to Our Business—We may be subject to additional U.S. federal corporate-level taxes if we fail to maintain our status as a RIC."

TAXATION AS A RIC

              If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (generally, net long-term capital gain in excess of net short-term capital loss) we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

              We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (collectively, the "Excise Tax Requirement"). We have paid in the past, and can be expected to pay in the future, such excise tax on a portion of our income.

              Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and (2) other requirements relating to our status as a RIC, including the Diversification Tests (as defined below). If we dispose of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

              To qualify as a RIC for U.S. federal income tax purposes, we generally must, among other things:

•	qualify to be treated as a BDC at all times during each taxable year;
•
derive in each taxable year at least 90% of our gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or other income derived with respect to our business of investing in such stock or securities or (b) net income derived from an interest in a "qualified publicly traded partnership, or "QPTP" (collectively, the "90% Income Test"); and

•	diversify our holdings so that at the end of each quarter of the taxable year:
•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of that issuer; and

•
no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the "Diversification Tests").

              We may be required to recognize taxable income in circumstances in which we do not receive cash, such as income from hedging or foreign currency transactions. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, that have increasing interest rates or that are issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and/or the Excise Tax Requirement, even though we will not have received any corresponding cash amount.

              Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring could, depending on the specific terms of the restructuring, result in unusable capital losses and future non-cash income.

              In addition, certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert long-term capital gain (currently taxed at lower rates for non-corporate taxpayers) into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time when a purchase or sale of stock or securities is deemed to occur or (e) adversely alter the characterization of certain complex financial transactions. We will monitor our transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that we will be eligible for any such tax elections or that any elections we make will fully mitigate the effects of these provisions.

              Gain or loss recognized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

              Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by us.

              If we purchase shares in a "passive foreign investment company" (a "PFIC"), we may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares, even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" under the Code (a "QEF"), in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we may elect to mark-to-market at the end of each taxable year our shares in such PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Our ability to make either election will depend on factors beyond our control, and are subject to limitations which may limit the availability of benefit of these elections. Under either election, we may be required to recognize in any year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether we satisfy the Excise Tax Requirement.

              Our functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities may be treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

              If we borrow money, we may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Even if we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the Investment Company Act, we generally are not permitted to make distributions to our stockholders while our debt obligations and senior securities are outstanding unless certain "asset coverage" tests or other financial covenants are met. Limits on our payment of dividends may prevent us from meeting the Annual Distribution Requirement, and may, therefore, jeopardize our qualification for taxation as a RIC, or subject us to the 4% excise tax on undistributed income.

              Some of the income and fees that we recognize, such as management fees, may not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income or fees through one or more entities treated as U.S. corporations for U.S. federal income tax purposes. While we expect that recognizing such income through such corporations will assist us in satisfying the 90% Income Test, no assurance can be given that this structure will be respected for U.S. federal income tax purposes, which could result in such income not being counted towards satisfying the 90% Income Test. If the amount of such income were too great and we were otherwise unable to mitigate this effect, it could result in our disqualification as a RIC. If, as we expect, the structure is respected, such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the yield on such income and fees.

              If we fail to satisfy the 90% Income Test or the Diversification Tests in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where we correct the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income would be subject to U.S. federal corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Test.

              If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and are not eligible for relief as described above, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of our income will be subject to U.S. federal corporate-level income tax, reducing the amount available to be distributed to our stockholders. In contrast, assuming we qualify as a RIC, our U.S. federal corporate-level income tax should be substantially reduced or eliminated. See "Election to Be Taxed as a RIC" above and "Risk Factors—Risks Relating to Our Business—We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC."

Capital Loss Carry forwards and Unrealized Losses

              As a RIC, we are permitted to carry forward a net capital loss realized in a taxable year beginning on or before January 1, 2011 to offset our capital gain, if any, realized during the eight years following the year of the loss. A capital loss carry forward realized in a taxable year beginning before January 1, 2011 is treated as a short-term capital loss in the year to which it is carried. We are permitted to carry forward a net capital loss realized in taxable years beginning on or after January 1, 2011 to offset capital gain indefinitely. For net capital losses realized in taxable years beginning on or after January 1, 2011, the excess of our net short-term capital loss over our net long-term capital gain is treated as a short-term capital loss arising on the first day of our next taxable year and the excess of our net long-term capital loss over our net short-term capital gain is treated as a long-term capital loss arising on the first day of our next taxable year. If future capital gain is offset by carried-forward capital losses, such future capital gain is not subject to fund-level U.S. federal income tax, regardless of whether distributed to stockholders. A RIC cannot carry back or carry forward any net operating losses.

TAXATION OF U.S. STOCKHOLDERS

              Whether an investment in the shares of our preferred stock or common stock is appropriate for a U.S. stockholder will depend upon that person's particular circumstances. An investment in the shares of our preferred stock or common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our preferred stock and common stock by taxable U.S. stockholders and not by U.S. stockholders that generally are exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before investing in shares of our preferred stock or common stock.

Distributions on Our Common Stock

              Distributions by us generally are taxable to U.S. stockholders as ordinary income or long-term capital gain. Distributions of our investment company taxable income (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. Distributions of our net capital gain (which generally is the excess of our net long-term capital gain over our net short-term capital loss) properly reported by us as "capital gain dividends" will be taxable to U.S. stockholders as long-term capital gains (which, under current law, are taxed at preferential rates in the case of individuals, trusts or estates). This is true regardless of U.S. stockholders' holding periods for their common stock and regardless of whether the dividend is paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's preferred stock or common stock and, after the adjusted tax basis is reduced to zero, will constitute capital gain to such U.S. stockholder. We have made distributions in excess of our earnings and profits and may continue to do so in the future. As a result, a U.S. stockholder will need to consider the effect of our distributions on such U.S. stockholder's adjusted tax basis in our common stock in their individual circumstances.

              A portion of our ordinary income dividends, but not capital gain dividends, paid to corporate U.S. stockholders may, if certain conditions are met, qualify for the 70% dividends-received deduction to the extent that we have received dividends from certain corporations during the taxable year, but only to the extent such ordinary income dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify for this deduction. A corporate U.S. stockholder may be required to reduce its basis on its preferred stock with respect to certain "extraordinary dividends," as provided under Section 1059 of the Code. Corporate U.S. stockholders should consult their own tax advisors in determining the application of these rules in their particular circumstances.

              In general, "qualified dividend income" realized by non-corporate U.S. stockholders is taxable at the same rate as net capital gain. Generally, qualified dividend income is dividend income attributable to certain U.S. and foreign corporations, as long as certain holding period requirements as met. As long as certain requirements are met, our dividends paid to non-corporate U.S. stockholders attributable to qualified dividend income may be treated by such U.S. stockholders as qualified dividend income, but only to the extent such ordinary income dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify as qualified dividend income.

              Although we currently intend to distribute any of our net capital gain for each taxable year on a timely basis, we may in the future decide to retain some or all of our net capital gain, and may designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include such stockholder's share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to such stockholder's allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's adjusted tax basis for such stockholder's common stock.

              Because we expect to pay tax on any retained net capital gain at our regular corporate tax rate, and because that rate currently is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit would exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against a U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds the stockholder's liability for U.S. federal income tax. A U.S. stockholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide a written statement to our stockholders reporting the deemed distribution after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

              We will be subject to the alternative minimum tax, also referred to as the "AMT," but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders' AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items generally will be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

              For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

              We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, our stockholders will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock, which may result in our U.S. stockholders having to pay tax on such dividends, even if no cash is received, and our non-U.S. stockholders may be subject to withholding tax in respect of amounts distributed in our common stock. In general, any dividend on shares of our common stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

              If investors purchase shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investors will be subject to tax on the distribution even though it represents a return of their investment. We have built-up or have the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to stockholders.

Sale or Other Disposition of Our Preferred Stock or Common Stock

              A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of such stockholder's shares of our preferred stock or common stock. The amount of gain or loss will be measured by the difference between such stockholder's adjusted tax basis in the stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held such stockholder's shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our preferred stock or common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our preferred stock or common stock may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

              In general, U.S. stockholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in our shares). Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate that also applies to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Information Reporting and Backup Withholding

              We will send to each of our U.S. stockholders, after the end of each calendar year, a notice providing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year's distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

              We may be required to withhold U.S. federal income tax ("backup withholding") from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Backup withholding is not an additional tax. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

Medicare Tax on Net Investment Income

              For taxable years of non-corporate U.S. holders beginning after December 31, 2012, such holders generally will be subject to a 3.8% Medicare tax on their "net investment income," which ordinarily includes taxable distributions or deemed distributions on stock, such as our common stock, as well as taxable gain on the disposition of stock, including our common stock.

Withholding and Information Reporting on Foreign Financial Accounts

              Under legislation enacted in 2010 and recent guidance from the IRS, the relevant withholding agent generally will be required to withhold 30% of any dividends on our common stock paid after December 31, 2013 and the gross proceeds from a sale of our common stock paid after December 31, 2016 to (i) a foreign financial institution (whether such financial institution is the beneficial owner or an intermediary) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. We will not pay any additional amounts in respect to any amounts withheld.

Reportable Transactions

              Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of $2 million or more for a non-corporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of certain portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

TAXATION OF NON-U.S. STOCKHOLDERS

              Whether an investment in shares of our common stock is appropriate for a non-U.S. stockholder will depend upon that person's particular circumstances. An investment in shares of our common stock by a non-U.S. stockholder may have adverse tax consequences and, accordingly, may not be appropriate for a non-U.S. stockholder. Non-U.S. stockholders should consult their own tax advisors before investing in our common stock.

Distributions on our Common Stock

              Distributions of our investment company taxable income to non-U.S. stockholders will be subject to U.S. withholding tax (unless lowered or eliminated by an applicable income tax treaty) to the extent payable from our current and accumulated earnings and profits unless an exception applies.

              If a non-U.S. stockholder receives distributions and such distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, attributable to a permanent establishment in the United States of such non-U.S. stockholder, such distributions generally will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal income tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a non-U.S. stockholder that is a foreign trust and such entities are urged to consult their own tax advisors.

              Actual or deemed distributions of our net capital gain (which generally is the excess of our net long-term capital gain over our net short-term capital loss) to a non-U.S. stockholder, and gains recognized by a non-U.S. stockholder upon the sale of our  common stock, will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax unless (a) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States (as discussed above) or (b) the non-U.S. stockholder is an individual, has been present in the United States for 183 days or more during the taxable year, and certain other conditions are satisfied. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains recognized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" (unless lowered or eliminated by an applicable income tax treaty). Non-U.S. stockholders of our common stock are encouraged to consult their own advisors as to the applicability of an income tax treaty in their individual circumstances.

              In general, no U.S. source withholding taxes will be imposed on dividends paid by RICs in taxable years beginning before January 1, 2014 to non-U.S. stockholders to the extent the dividends are designated as "interest-related dividends" or "short-term capital gain dividends." Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. stockholder, and that satisfy certain other requirements. However, no assurance can be given that we will distribute any interest-related or short-term capital dividends.

              If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. stockholder's allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number (if one has not been previously obtained) and file a U.S. federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

              We have the ability to declare a large portion of a dividend in shares of our common stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, our non-U.S. stockholders will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend (including the application of withholding tax rules described above), even though most of the dividend was paid in shares of our common stock. In such a circumstance, we may be required to withhold all or substantially all of the cash we would otherwise distribute to a non-U.S. stockholder. In general, any dividend on shares of our common stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

              A non-U.S. stockholder who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

              Under legislation enacted in 2010 and recent guidance from the IRS, the relevant withholding agent generally will be required to withhold 30% of any dividends paid on our common stock paid after December 31, 2013 and the gross proceeds from a sale of our common stock paid after December 31, 2016 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. stockholders should consult their own tax advisers regarding the particular consequences to them of this legislation and guidance. We will not pay any additional amounts in respect to any amounts withheld.

FAILURE TO QUALIFY AS A RIC

              If we were unable to qualify for treatment as a RIC, and relief were not available as discussed above, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders and would not be required to make distributions for tax purposes. Distributions generally would be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. stockholders would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. If we were to fail to meet the RIC requirements for more than two consecutive years and then sought to requalify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSIDERATIONS

              Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in shares of our common stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

PLAN OF DISTRIBUTION

HNET is offering a maximum of 3,333,333 shares of common stock at a purchase price of $1.50 per share on a "best efforts" basis.  There is no minimum offering amount that is required to be raised to break escrow.  All subscription funds will be placed into a non-interest bearing escrow account with a bank.  The offering will remain open until November 28, 2014 unless extended at the discretion of HNET.

HNET will hold successive "rolling" closings until up to $5,000,000 (3,333,333 shares) has been raised.  The date of, and number of shares sold at, each successive closing will be determined at the sole discretion of HNET.  $5,000,000 is the maximum amount that may be raised in the Offering.  The dates of such successive closings will be determined at the sole discretion of HNET.

Investors must be "accredited investors" under the Securities Act and execute a subscription agreement attesting to that fact and providing other information.

MANAGEMENT AND CERTAIN SECURITY HOLDERS OF THE ISSUER

The following table sets forth as of December 2013 each person known by HNET to be the beneficial owner of five percent or more of the common stock of HNET, all directors individually and all directors and officers of HNET as a group.  Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Position	Amount of Beneficial Ownership	Percentage of Class

Infanto Holdings, Inc. Joseph C. Passalaqua-owner 7325 Oswego Road Liverpool, NY 13090	Secretary, Chief Financial Officr and Director	12,000,000	70.82%

Data Capital Corp 228 Park Ave South New York, NY 10003	5% Holder	2,000,000	11.80%

Gemini Group Global 228 Park Ave South New York, NY 10002	5% Holder	2,000,000	11.80%

Danny Mendelson	Vice President	150,000	.08%

Richard Weaver	Vice President	150,000	.08%

All Executive Officers, Directors and 5% Holders as a Group (9 Persons)		18,615,360	94.58%

The management of the Company consists of two directors and three officers – Joseph Passalaqua, Secretary and director; Alfonso Knoll, Chief Executive Officer and director; Danny Mendelson, Vice President; Richard Weaver, Vice President

Biographies

Alfonso C. Knoll, has been President of Terra Silex Holdings, LLC, a private venture capital firm since December 2001. He was acting CEO of Mountain Top Properties, Inc., a company engaged in the business of Real Estate Investment and Management from December 2006 to December 2011. He has been president of Bullfly Trading Company, Inc. since December 2005. Mr. Knoll was CEO and president of Endeavor Power Corp., Inc. from November 2010 to May 2011 and Rock Ridge Resources, Inc. since May 2012. Mr. Knoll is a graduate of Wesley College and has attended Franklin and Marshall College and Widener University School of Law. Mr. Knoll is also currently President and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Knoll does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Mr. Passalaqua, has been the president and a director of Biolog, Inc. on February 21, 2011. He was the president, treasurer and a director of Hardwired Interactive, Inc. from October 2010 to November 2011. He was the secretary and director of Pegasus Tel, Inc. from July 2010 until March 2011 and January 2012 to March 2012. He became president and a director of Plantation Lifecare Developers, Inc. in February 2009. He was the Secretary of Digital Utilities Ventures, Inc. from March 2009 through July 2010. Previously, Mr. Passalaqua owned Laqua’s Chevrolet franchise and Laqua’s 481 Pontiac, Buick, GMC Truck Center dealerships until July 2008. Mr. Passalaqua is also currently Secretary and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Passalaqua does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Board Composition

HNET's Board of Directors consists of two directors.  At each annual meeting of its stockholders, all of its directors are elected to serve from the time of election and qualification until the next annual meeting following election.  In addition, HNET's bylaws provide that the maximum authorized number of directors may be changed by resolution of the stockholders or by resolution of the board of directors.

Meetings and Committees of the Board of Directors

Our Board of Directors conducts its business through meetings of the Board and by acting pursuant to unanimous written consent without a meeting.  From January 1, 2013 to December 31, 2013, the Board of Directors held seven (7) meetings in person or by teleconference.  During 2013 the Board of Directors also acted by unanimous written consent zero (0) times.

HNET has a Stock Option Committee but does not have any other board committees, including an audit committee.  HNET's Stock Option Committee was formed in January 2013 and consists of Alfonso Knoll and Joseph C. Passalaqua.  The Stock Option Committee administers the Company's Stock Option Plan.  The Stock Option Committee acted by unanimous written consent one (1)   time in 2013.

HNET does not have a nominating committee or committee performing similar functions.  HNET's Board of Directors believes that it is appropriate for HNET not to have such a committee because of the costs associated with such process and that HNET has not yet raised sufficient capital or made its first portfolio investment.  All directors participate in the consideration of director nominees.

HNET does not have any procedures by which security holders may recommend nominees to its board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the SEC, we believe that all our directors, executive officers and 10% beneficial owners complied during fiscal 2013 with the reporting requirements of Section 16(a) of the Exchange Act.

Limitations of Liability and Indemnification of Directors and Officers

Our bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law.  We will indemnify any person who was or is a party, or is threatened to be made a party to, an action, suit or proceeding, whether civil, criminal, administrative or investigative, if that person is or was a director, officer, employee or agent of ours or serves or served any other enterprise at our request.

We have been advised that it is the position of the SEC that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

HNET does not have directors' and officers' liability insurance.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

In 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

In 2013, Alfonso Knoll was appointed President and Director and Joseph Passalaqua was appointed Secretary and Director of EZRecycling, Inc., the newly formed, wholly owned subsidiary of Highlight Networks. Danny Mendelson was appointed CEO of EZRecycling, Inc.

In the year ended June 30, 2013, Richard Weaver and Danny Mendelson were both appointed as Vice Presidents of Highlight Networks.

Departure of Directors or Certain Officer: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(a)	Resignation of Directors and Officers

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. The resignations are not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

(b)	Appointment of Directors and Officers

During 2012 and 2013, the following persons were appointed as our officers and directors.
The directors and executive officers of the Company for the reported period are as follows:

Name	Age	Position
Alfonso Knoll	37	President, Chief Executive Officer and Director
Joseph C. Passalaqua	64	Secretary; Chief Financial Officer and Director
Danny Mendelson	61	Vice President
Richard Weaver	71	Vice President

Alfonso Knoll, CEO, President, and Director

Alfonso C. Knoll has been President of Terra Silex Holdings, LLC, a private venture capital firm since December 2001. He was acting CEO of Mountain Top Properties, Inc., a company engaged in the business of Real Estate Investment and Management from December 2006 to December 2011. He has been president of Bullfly Trading Company, Inc. since December 2005. Mr. Knoll was CEO and president of Endeavor Power Corp., Inc. from November 2010 to May 2011 and Rock Ridge Resources, Inc. since May 2012. Mr. Knoll is a graduate of Wesley College and has attended Franklin and Marshall College and Widener University School of Law. Mr. Knoll is also currently President and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Knoll does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Joseph C. Passalaqua, CFO, Secretary, and Director

Mr. Passalaqua has been the president and a director of Biolog, Inc. on February 21, 2011. He was the president, treasurer and a director of Hardwired Interactive, Inc. from October 2010 to November 2011. He was the secretary and director of Pegasus Tel, Inc. from July 2010 until March 2011 and January 2012 to March 2012. He became president and a director of Plantation Lifecare Developers, Inc. in February 2009. He was the Secretary of Digital Utilities Ventures, Inc. from March 2009 through July 2010. Previously, Mr. Passalaqua owned Laqua’s Chevrolet franchise and Laqua’s 481 Pontiac, Buick, GMC Truck Center dealerships until July 2008. Mr. Passalaqua is also currently Secretary and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Passalaqua does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Danny Mendelson, Vice-President

Danny Mendelson, 61, was employed for the past five years by Wise Metals Group LLC as it Executive Vice-president and Chief Strategic Officer. He holds degrees from the University of Michigan (BBA), Detroit College of Law (JD) and Georgetown University Law Center (LLM). Mr. Mendelson is also currently CEO of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Mendelson does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Richard M. Weaver, Vice-President

Richard M. Weaver, 71, was employed by Wise Metals Group LLC as Executive Vice-President for Non-core business, 2008-2012, and as Executive Vice-president for Corporate Development, 2011-2102.

Mr. Weaver does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Executive Compensation

We have Employment Agreements with our current Officers.

Employment Agreements

We have entered into an employment agreement with both of our four officers and employment arrangements are all subject to the discretion of our board of directors.

Indemnification of Officers and Directors

Our articles of incorporation and bylaws indemnify our directors and officers to the fullest extent permitted by Nevada corporation law. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, and controlling persons, we are aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable. Set forth below is information regarding the business experience of the current Directors and executive officers of the Company.

EXECUTIVE COMPENSATION.
The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the all executive officers of the Company as of June 30, 2012 and June 30, 2013. Other significant employees would not be required to be included in the table due to the fact that such employees were not executive officers of the Company at the end of the most recently completed fiscal year:

Summary Compensation Table

		Annual Compensation			Payouts
Name and Principal Position Current Officers:	Fiscal Year	Salary	Bonus	Other Annual Compensation	Underlying Options	All Other Compensation

Alfonso Knoll President/CEO/Director	2012-2013	-0-	-0-	-0-	-0-	-0-

Joseph C. Passalaqua Secretary/CFO/Director	2012-2013	-0-	-0-	-0-	-0-	-0-

Danny Mendelson Vice President	2013	-0-	-0-	-0-	-0-	150,000 shares*

Richard Weaver Vice President	2013	-0-	-0-	-0-	-0-	150,000 shares*

Former Officers:
Anthony E. Lombardo
President/Director/CEO	2011-2012	-0-	-0-	-0-	-0-	-0-

Damion D. Glushko
Secretary/Director/CFO	2011-2012	-0-	-0-	-0-	-0-	-0-
* 75,000 are currently vested

Options/Stock Appreciation Rights

There were no stock options and stock appreciation rights ("SARs") granted to executive officers during the fiscal year ended June 30, 2013 or for the previous year ended June 30, 2012.

Director Compensation

The Company does not have any standard arrangements pursuant to which directors of the Company are compensated for services provided as a director. All directors are entitled to reimbursement for expenses reasonably incurred in attending Board of Directors' meetings. There have been no distributions of Stock to the Board Members as of the end of June 30, 2013 and the same period ending June 30, 2012.

Compensation Agreements, Termination of Employment and Change-in-Control Arrangements

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

On June 3, 2010, Highlight Networks, Inc.’s (the “Company”) majority shareholders entered into a stock purchase agreement (the “Purchase Agreement”) with Infanto Holdings, Corp. (“Infanto”), pursuant to which, Infanto purchased: 500,000 shares of the Company’s issued and outstanding common stock from Perry D. West, the President and CEO of the Company; 500,000 shares of the Company’s issued and outstanding common stock from Taylor B. West, a shareholder of the Company; and 500,000 shares of the Company’s issued and outstanding common stock from Hee Joon Park, a shareholder of the Company.

The total of 1,500,000 shares represented 99.9% of the Company’s outstanding common stock as of that date. Infanto paid a total of $50,000 to selling shareholders.

During 2010 in connection with the change of control and pursuant to the Purchase Agreement, Perry D. West resigned as the Company’s President, Chief Executive Officer, and Director of the Company. Anthony E. Lombardo was appointed as Director, President and Chief Executive Officer, and Damion D. Glushko was appointed as Director and Secretary.

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

The following two tables presents certain information regarding beneficial ownership of our common stock for the years ended June 30, 2013 and June 30, 2012 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors, each named executive officer and all directors and executive officers as a group. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares show.

The following table presents certain information regarding beneficial ownership of our common stock as of
June 30, 2013:

	Shares	Percent of
	Beneficially	Total Shares
Name of Beneficial Owner	Owned	Outstanding

Alfonso Knoll	0	0%
President, CEO, Director

Infanto Holdings Corp.	2,000,000	69.09%
Secretary, CFO, Director

Richard Weaver	150,000	5.18%
Vice President

Danny Mendelson	150,000	5.18%
Vice President

Officers and Directors as a Group	2,300,000	79.45%

*2,894,600 shares of outstanding common stock as of June 30, 2013

The following table presents certain information regarding beneficial ownership of our common stock as of
June 30, 2012:

	Shares	Percent of
	Beneficially	Total Shares
Name of Beneficial Owner	Owned	Outstanding

Alfonso Knoll	0	0%
President, CEO, Director

Infanto Holdings Corp.	2,000,000	82.65%
Secretary, CFO, Director

Officers and Directors as a Group	2,000,000	82.65%

*2,894,600 shares of outstanding common stock as of June 30, 2013

The address of the Company is 7325 Oswego Road Liverpool, New York 13090.

Miscellaneous

The Board of Directors generally may amend or terminate the Stock Option Plan or any provision of the Stock Option Plan at any time.  To the extent required by the Exchange Act, or the Code, however, absent approval by our stockholders, no amendment may (i) materially alter the group of persons eligible to participate in the Stock Option Plan; (ii) except as specifically provided in the Stock Option Plan, increase the number of shares available for Awards under the Stock Option Plan; (iii) extend the period during which incentive stock options may be granted; or (iv) decrease the exercise price of any option granted under the Stock Option Plan. Furthermore, without the consent of the participant, no amendment to or discontinuance of the Stock Option Plan or any provision thereof shall adversely affect any Award granted to the participant under the Stock Option Plan.

Federal Income Tax Consequences

The following is a brief description of the Federal income tax consequences to the participants and HNET of the issuance and exercise of stock options under the Stock Option Plan.  All ordinary income recognized by a participant with respect to Awards under the Stock Option Plan shall be subject to both wage withholding and employment taxes.  The deduction allowed to us for the ordinary income recognized by a participant with respect to an Award under the Stock Option Plan will be limited to amounts that constitute reasonable, ordinary and necessary business expenses.

Incentive Stock Options

In general, no income will result for Federal income tax purposes upon either the granting or the exercise of any incentive option issued under the Stock Option Plan.  If certain holding period requirements (at least two years from the date of grant of the option and at least one year from the date of exercise of the option) are satisfied prior to a disposition of stock acquired upon exercise of an incentive option, the excess of the sales price upon disposition over the option exercise price generally will be recognized by the participant as a capital gain, and HNET will not be allowed a business expense deduction.

If the holding period requirements with respect to incentive options are not met, the participant generally will recognize, at the time of the disposition of the stock, ordinary income in an amount equal to the difference between the option price of such stock and the lower of the fair market value of the stock on the date of exercise and the amount realized on the sale or exchange.  The difference between the option price of such stock and the fair market value of the stock on the date of exercise is a tax preference item for purposes of calculating the alternative minimum tax on a participant’s federal income tax return.  If the amount realized on the sale or exchange exceeds the fair market value of the stock on the date of exercise, then such excess generally will be recognized as a capital gain.  In the case of a disposition prior to satisfaction of the holding period requirements which results in the recognition of ordinary income by the participant, we generally will be entitled to a deduction in the amount of such ordinary income in the year of the disposition.

If a participant delivers shares of our Common Stock in payment of the option price, the participant generally will be treated as having made a like-kind exchange of such shares for an equal number of the shares so purchased, and no gain or loss will be recognized with respect to the shares surrendered in payment of said option price.  In such a case, the participant will have a tax basis in a number of shares received pursuant to the exercise of the option equal to the number of shares of Common Stock used to exercise the option and equal to such participants tax basis in the shares of Common Stock submitted in payment of the option price.  The remaining shares of Common Stock acquired pursuant to the exercise of the option will have a tax basis equal to the gain, if any, recognized on the exercise of the option and any other consideration paid for such shares on the exercise of the option.

Notwithstanding the foregoing, if a participant delivers any stock that was previously acquired through the exercise of an incentive stock option in payment of all or a portion of the option price of an option, and the holding period requirements described above have not been satisfied with respect to the shares of stock so delivered, the use of such stock to pay a portion of the option price will be treated as a disqualifying disposition of such shares, and the participant generally will recognize income.

        Nonqualified Stock Options

The grant of nonqualified stock options under the Stock Option Plan will not result in any income being taxed to the participant at the time of the grant or in any tax deduction for us at such time.  At the time a nonqualified stock option is exercised, the participant will be treated as having received ordinary income equal to the excess of the fair market value of the shares of Common Stock acquired as of the date of exercise over the price paid for such stock.  At that time, we will be allowed a deduction for Federal income tax purposes equal to the amount of ordinary income attributable to the participant upon exercise.  The participant's holding period for the shares of Common Stock acquired will commence on the date of exercise, and the tax basis of the shares will be the greater of their fair market value at the time of exercise or the exercise price.

Item 1. Capital Stock and Other Securities

The authorized capital stock of HNET consists of one hundred and fifty million (150,000,000) shares of Common Stock, par value $.001 per share, of which there are 16,942,600 issued and outstanding as of the date of this Preliminary Offering Circular.  The following statements relating to the capital stock set forth the material terms of the securities of HNET; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are available on the SEC's web site, www.sec.gov, under "Highlight Networks, Inc.."

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.  In the event of a liquidation, dissolution or winding up of HNET, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase the Common Stock of HNET. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

HNET does not have any shares of preferred stock authorized.

Fee Structure

Reference is made "Remuneration; Affiliated Transactions; Investment Adviser" above regarding F500 and the fees that HNET will pay F500 for its services.

F500 will be paid a placement agent fee of (i) $.15 per share (10%) of the purchase price per share for each share they sell in the offering to investors unless the Company has raised the Equity Financing without the involvement from F500 in which case the placement fee shall be four percent (4%).of the gross proceeds.

Finance500 will be paid a placement agent fee of (i) $.15 per share (ten percent (10%) of the purchase price per share) for each share sold in the offering to investors not affiliated with the Company unless the Company has raised the Equity Financing without the involvement from F500 in which case the case placement fee shall be four percent (4%) of the gross proceeds, and (ii) $.075 per share (five percent (5%) of the purchase price per share) for each share sold in the offering to investors affiliated with the Company unless the Company has raised the Equity Financing without the involvement from F500 in which case the case placement fee shall be four percent (4%) of the gross proceeds, pursuant to the Placement Agent Agreement.

Dividends

Subject to the BDC provisions of the Investment Company Act and to having sufficient net income for distribution, we intend to distribute at least 90% of HNET’s net income (net of fees and general administrative expenses) and gains to shareholders.  The balance will be held as retained earnings for general corporate purposes including but not limited to expansion of the company’s capital base.  No assurance can be given that HNET’s investments will generate such income.

HNET Information on SEC Web Site

Prospective investors in HNET's Common Stock are urged to carefully review all of HNET's SEC filings.  They may be found on the SEC's web site, www.sec.gov.

 ITEM 7- FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Highlight Networks, Inc.
Liverpool, New York

We have audited the accompanying consolidated balance sheet of Highlight Networks, Inc and its subsidiary. (collectively, the “Company”) as of June 30, 2013 and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the year ended June 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highlight Networks, Inc. and its subsidiary as of June 30, 2013 and the results of their operations and their cash flows for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has generated net losses since its inception and has a working capital deficit as of June 30, 2013. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

September 27, 2013

Patrick Rodgers, CPA, PA
309 E. Citrus Street
Altamonte Springs, FL 32701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Highlight Networks, Inc.

I have audited the accompanying balance sheet of Highlight Networks, Inc. (a development stage company) as of June 30, 2012 and the statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2012.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provide a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of Highlight Networks, Inc. as of June 30, 2012 and the results of its operations and its cash flows for the year ended June 30, 2012 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred a $147,178 cumulative loss from operations, consumed approximately $50,861 of cash from current operating activities, has no revenues, and requires additional financing in order to finance its business activities through June 30, 2013. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Patrick Rodgers, CPA, PA
Altamonte Springs, Florida
September 27, 2012

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2013	2012
ASSETS
Current Assets:
Cash	$50,010	$15,708
Accounts receivable	1,182	-
Prepaid expenses	2,055	-
Inventory	13,069	-
Total Current Assets	66,316	15,708

Total Assets	$66,316	$15,708

LIABILITIES & STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$40,855	$-
Accrued expenses	7,683	7,000
Due to related parties	161,330	-
Total Current Liabilities	209,868	7,000

Stockholders' (Deficit) Equity:
Common stock; $.001 par value; 150,000,000 shares authorized;
2,894,600 and 2,419,600 shares issued and outstanding as of
June 30, 2013 and 2012, respectively	2,895	2,420
Additional paid-in capital	685,373	153,466
Accumulated deficit	(831,820)	(147,178)
Total Stockholders' (Deficit) Equity	(143,552)	8,708

Total Liabilities and Stockholders' (Deficit) Equity	$66,316	$15,708

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	June 30,
	2013	2012

Revenue	$48,819	$-
Cost of goods sold	(53,638)	-
Gross loss	(4,819)	-

Operating Expenses:
Consulting expense	532,382	-
General and administrative	112,258	43,371
Rent expense	32,000	-
Total Operating Expenses	676,640	43,371

Loss from Operations	(681,459)	(43,371)

Other Expenses:

Interest expense	(3,183)	(1,954)

Net Loss	$(684,642)	$(45,325)

Net loss per share - basic and diluted	$(0.27)	$(0.02)

Weighted average shares outstanding - basic and diluted	2,517,545	2,419,600

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
YEARS ENDED JUNE 30, 2013 AND 2012

			Additional		Stockholders’
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Par Value	Capital	Deficit	(Deficit)
Balances at June 30, 2011	2,419,600	$2,420	$153,466	$(101,853)	$54,033

Net loss	-	-	-	(45,325)	(45,325)

Balances at June 30, 2012	2,419,600	2,420	153,466	(147,178)	8,708

Stock issued for services	475,000	475	531,907	-	532,382

Net loss	-	-	-	(684,642)	(684,642)

Balances at June 30, 2013	2,894,600	$2,895	$685,373	$(831,820)	$(143,552)

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	June 30,
	2013	2012

Cash flows from operating activities
Net loss	$(684,642)	$(45,325)
Adjustments required to reconcile net loss
to net cash used in operating expenses:
Stock issued for services	532,382	-
Changes in operating assets and liabilities:
Accounts receivable	(1,182)	-
Inventory	(13,069)	-
Prepaid expenses	(2,055)	-
Accounts payable and accrued expenses	41,538	5,028
Net cash used in operating activities	(127,028)	(40,297)

Cash flows from financing activities
Proceeds from related party debt borrowings	161,330	2,900
Payments on related party debt borrowings	-	(13,464)
Net cash provided by financing activities	161,330	(10,564)

Net increase (decrease) in cash	34,302	(50,861)
Cash at beginning of period	15,708	66,569
Cash at end of period	$50,010	$15,708

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$3,676
Income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-Organization and summary of significant accounting policies

Organization and Nature of Business

Highlight Networks, Inc. (“the Company”) was formed on June 21, 2007 as a Nevada corporation. During 2013, the Company began new business venture in recycling, refining, metals trading and assisting in metal recovery, with a focus on precious metals refining from electronic waste. The Company commenced its principal revenue producing activities during 2013 and generated revenue of $48,819 during the year ended June 30, 2013.

The Company’s principal executive offices are located at 7325 Oswego Road Liverpool, NY 13090. As of February 19, 2013 the Company also has a rental agreement for a warehouse property located at 6 Alder East Syracuse, NY 13057. Our telephone number is (315) 451-4722.

Principles of Consolidation

On March 11, 2013, EZ Recycling, Inc was formed and incorporated to serve as a wholly owned subsidiary of Highlight Networks, Inc. EZ Recycling is incorporated in the State of Nevada. All inter-company balances and transactions are eliminated in consolidation. The Company has a June 30 year end.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Allowance for Doubtful Accounts

Accounts Receivable was $1,182 and $0 as of June 30, 2013 and 2012, respectively. The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of June 30, 2013 and 2012, the Company has determined an allowance for doubtful accounts is not necessary.

Inventory

As of June 30, 2013, the company had 8,017 lbs. of scrap metal and used circuit boards in inventory and has recognized $48,400 in revenue from the processing, recycling, refining or sale of inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of June 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

As of June 30, 2013, the company had 446 items of EBAY merchandise in inventory and has recognized $419 in revenue from the sale of this merchandise in inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of June 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

Inventory consisted of the following finished goods as of June 30, 2013 and 2012:

	June 30,	June 30,
	2013	2012
EBAY merchandise	$6,186	$-
Scrap metal	6,883	-
Total inventory	$13,069	$-

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-Organization and summary of significant accounting policies (Continued)

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 605 when persuasive evidence of an arrangement exists, the product has been delivered or services have been performed, the selling price is fixed or determinable, and collection is reasonably assured and there are no further obligations to customers. Revenue is recognized when a product is delivered or shipped to the customer and all material conditions relating to the sale have been substantially performed. For cash received in advance for goods, the Company records a liability classified as deferred revenue. As of June 30, 2013 and 2012, there was no deferred revenue.

Concentrations

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company had cash and cash equivalents of $50,010 and $15,708 as of June 30, 2013 and 2012, respectively, all of which was fully covered by federal depository insurance.

During the year ended June 30, 2013, 84% of the Company’s revenue was generated from a single customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with FASB ASC 718, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. FASB ASC 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. FASB ASC 718 requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The Company recorded stock-based compensation to employees of $269,882 and $0 during the years ended June 30, 2013 and 2012, respectively.

The Company accounts for share based payments to nonemployees in accordance with FASB ASC 505-50. The fair value of equity instruments issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date of either: (i) a commitment for performance by the nonemployee has been reached; or (ii) the counterparty’s performance is complete. Expenses related to nonemployee awards are generally recognized in the same period and in the same period as the Company incurs the related liability for goods and services received. The Company stock compensation to nonemployees of recorded $262,500 and $0 during the years ended June 30, 2013 and 2012, respectively.

Net Loss per Common Share

The Company has adopted the provisions of FASB ASC Topic 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-Organization and summary of significant accounting policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires accounting for deferred income taxes under the asset and liability method. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders’ equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities. Management’s conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Generally, the tax filings are no longer subject to income tax examinations by major taxing authorities for years ended before June 30, 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.  The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Reclassifications

Certain reclassifications have been made to the 2012 consolidated financial statements to conform to the June 30, 2013 presentation.

Recently Adopted Accounting Pronouncements

The Company does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on its financial position, results of operations or cash flows.

Note 2-Going concern

The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events raise substantial doubt as to the Company’s ability to continue as a “going concern.” The Company has incurred net losses of $831,820 for the period from June 21, 2007 (inception) to June 30, 2013, has an accumulated deficit and a working capital deficit as of June 30 2013, and requires additional financing in order to finance its business activities on an ongoing basis. The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern.”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern.” While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3-Related party transactions

Infanto Holdings LLC, whose principal stockholder Joseph C. Passalaqua is also an officer and principal stockholder of Highlight Networks, Inc., loaned the Company $2,900, $3,684 and $6,880 during years ended June 30, 2012, 2011, and 2010, respectively, which totaled $13,464. These notes were unsecured, accrued simple interest annually at 18% and were due on demand. On April 27, 2012, the Company repaid the total principal due of $13,464 plus accrued interest of $3,676, for a total payment of $17,140.

In 2013, the Company borrowed an aggregate of $161,230 under promissory notes with related parties, Friction & Heat LLC and Joseph C. Passalaqua. Joseph C. Passalaqua is a managing member of Friction & Heat. The promissory notes and unsecured, bear simple interest at 10% per annum and are due on demand. As of June 30, 2013, the aggregate unpaid principal on these notes was $161,230, with interest accrued of $3,183.

In 2013, EZ Recycling, Inc., the wholly owned subsidiary of Highlight Networks, Inc. borrowed $100 from a related party, Joseph C. Passalaqua. The amount is non-interest bearing advance. As of June 30, 2013 the unpaid amount on the advance was $100.

Note 4-Common stock transactions

The Company is authorized to issue 150,000,000 shares of common stock, with par value of $0.001 per share.

No common shares were issued during the year ended June 30, 2012.

On April 17, 2013, the Company issued 175,000 shares of common stock to a nonemployee for consulting services valued at $262,500.

On April 15, 2013, the Company granted an aggregate of 300,000 common shares to officers of the Company for services to be rendered. 150,000 shares vested immediately on April 15, 2013 and 150,000 shares vest on May 1, 2014. The shares were valued at $450,000 of which $269,882 was recognized during the year ended June 30, 2013 and $180,118 will be recognized over the remaining vesting period.

Note 5-Income taxes

The Company had no income tax expense (benefit) for the years ended June 30, 2013 and 2012. At June 30, 2013, the Company’s accumulated net operating loss carry-forwards for federal and state income purposes was approximately $298,000. These losses are available for future years and expire through June 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

At June 30, 2013 and 2012, the Company had deferred tax assets of approximately $104,000 and $47,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. The Company has determined it more likely than not that these timing differences will not materialize and provided a full valuation allowance against all of the deferred tax assets.

Note 6-Commitments

On January 1, 2013, the Company entered into a 3 year consulting agreement. Pursuant to the terms of the agreement, the Company committed to issue 175,000 common shares to the consultant upon execution of the agreement (see Note 4) and the Company committed to paying a cash commission equal to 8% of the gross sales of all merchandise and scrap products shipped and sold under any contract arranged by the consultant over the term of the agreement.

On February 19, 2013, the Company entered into a lease agreement beginning March 1, 2013 to rent the property at 6 Alder Drive East Syracuse, New York 13057. The monthly rent under the agreement is $8,000, along with utilities and waste management incurred by the Company in the use of the facility. The initial term of the lease agreement is 5 years.

Note 7-Subsequent events

On July 12, 2013, the Company paid $44,000 to a related party, Friction & Heat LLC. The amount was first applied to any accrued interest due to date, with the remaining amount then applied to the principal of previous promissory note agreements with the related party, Friction & Heat LLC.

On July 16, 2013, the Company Amended the Articles of Incorporation to state that the Company is authorized to issue 20,000,000 shares of Preferred Stock. The Amendment was effective when the Certificate of Amendment was filed with the Secretary of the State of Nevada on July 18, 2013.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7-Subsequent events (continued)

In July, August and September 2013, the Company entered into promissory note agreements with a related party, Friction & Heat LLC, for an additional total of $56,500. The notes are unsecured, bear interest at 10% per annum and are due on demand.

On September 3, 2013, the Company converted all outstanding notes to Friction & Heat into five separate convertible notes in the amounts of; $70,207, $20,225, $25,800, $13,000 and $37,000. The notes are unsecured, bear interest at 10% per annum, mature on April 30, 2014, May 31, 2014, June 30, 2014, July 31, 2014, and August 31, 2014, respectively and are all convertible into common stock of the Company at $0.001 per share.

On September 3, 2013, the company converted the outstanding note due to Joseph C. Passalaqua into a convertible note in the amount of $4,500. The note is unsecured, bears interest at 10% per annum, matures on January 22, 2014 and is convertible into common stock of the Company at $0.001 per share.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	June 30,
	2013	2013
ASSETS
Current Assets:
Cash	$5,629	$50,010
Accounts receivable	7,242	1,182
Prepaid expenses	2,055	2,055
Inventory	10,899	13,069
Total Current Assets	25,825	66,316

Total Assets	$25,825	$66,316

LIABILITIES & STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$69,824	$40,855
Accrued expenses	8,169	7,683
Advances from related party	100	100
Convertible notes to related parties, net of unamortized discounts
of $112,516 and $0, respectively	73,216	-
Notes payable to related parties	-	161,230
Total Current Liabilities	151,309	209,868

Stockholders' Deficit:
Preferred Stock- $.001 par value; 20,000,000 shares authorized;
no shares outstanding as of September 30, 2013 and June 30, 2013	-	-
Common Stock- $.001 par value; 150,000,000 shares authorized;
2,942,600 shares outstanding as of September 30, 2013 and
2,894,600 shares outstanding as of June 30, 2013	2,943	2,895
Additional paid-in capital	936,197	685,373
Accumulated deficit	(1,064,624)	(831,820)
Total Stockholders' Deficit	(125,484)	(143,552)

Total Liabilities and Stockholders' Deficit	$25,825	$66,316

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended
	September 30,
	2013	2012

Revenue	$7,302	$-
Cost of goods sold	(2,840)	-
Gross profit	4,462	-

Operating Expenses:
Consulting expense	73,220	-
General and administrative	124,350	3,783
Rent expense	24,000	-
Total Operating Expenses	221,570	3,783

Loss from Operations	(217,108)	(3,783)

Other Expenses:
Interest expense	(15,696)	-

Net Loss	$(232,804)	$(3,783)

Net loss per share - basic and diluted	$(0.08)	$(0.00)

Weighted average shares outstanding - basic and diluted	2,900,861	2,419,600

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
THREE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

	Common		Additional		Total
	Stock	Paid-in	Accumulated	Stockholders'
	Shares	Par Value	Capital	Deficit	Deficit

Balances at June 30, 2013	2,894,600	$2,895	$685,373	$(831,820)	$(143,552)

Stock issued for services	48,000	48	72,672	-	72,720

Debt discount due to beneficial conversion feature	-	-	123,821	-	123,821

Stock-based compensation	-	-	54,331	-	54,331

Net loss	-	-	-	(232,804)	(232,804)

Balances at September 30, 2013	2,942,600	$2,943	$936,197	$(1,064,624)	$(125,484)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	September 30,
	2013	2012

Cash flows from operating activities
Net Loss	$(232,804)	$(3,783)
Adjustments required to reconcile net loss
to net cash used in operating activities:
Amortization of debt discounts	11,305	-
Stock-based compensation	127,051	-
Changes in operating assets and liabilities:
Accounts receivable	(6,060)	-
Inventory	2,170	-
Prepaid expenses	-	-
Accounts payable and accrued expenses	29,455	-
Net cash used in operating activities	(68,883)	(3,783)

Cash flows from financing activities
Proceeds from notes payable to related parties	50,000	-
Proceeds from convertible notes to related parties	15,000
Payments on notes payable to related parties	(40,498)	-
Net cash provided by financing activities	24,502	-

Net decrease in cash	(44,381)	(3,783)
Cash at beginning of period	50,010	15,708
Cash at end of period	$5,629	$11,925

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	-	-

Noncash investing and financing activities:
Debt discount due to beneficial conversion feature	$123,821	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Organization and Basis of Presentation

Organization and Basis of Presentation

The accompanying consolidated financial statements are unaudited.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 2013 audited financial statements as reported in Form 10K.  The results of operations for the three month period ended September 30, 2013 are not necessarily indicative of the operating results for the full year ended June 30, 2014.

The Company was formed on June 21, 2007 as a Nevada corporation. In 2013 the Company has commenced operations and is no longer considered a development stage company. The Company has a June 30 year end.

On March 11, 2013, EZ Recycling, Inc was formed and incorporated to serve as a wholly owned subsidiary of Highlight Networks, Inc. EZ Recycling is incorporated in the State of Nevada. All inter-company balances and transactions are eliminated in consolidation.

Nature of Business

In 2013 the Company announced a new business venture in recycling, refining, metals trading and assisting in metal recovery, with a focus on precious metals refining from electronic waste. During 2013, the Company began its new business venture in recycling, refining, metals trading and assisting in metal recovery, with a focus on precious metals refining from electronic waste.

The Company’s principal executive offices are located at 7325 Oswego Road Liverpool, NY 13090. As of February 19, 2013 the Company also has a rental agreement for a warehouse property located at 6 Alder East Syracuse, NY 13057. Our telephone number is (315) 451-4722.

Inventory

In the three months ended September 30, 2013, the company had ending inventory of 5,820 lbs. of scrap metal and used circuit boards and recognized $7,242 in revenue from the processing, recycling, refining or sale of inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of September 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

In the three months ended September 30, 2013, the company had ending inventory of 444 items of EBAY merchandise and recognized $60 in revenue from the sale of merchandise in inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of September 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

Inventory consisted of the following finished goods as of September 30, 2013 and June 30, 2013:

	September 30,	June 30,
	2013	2013
EBAY merchandise	$6,084	$6,186
Scrap metal	4,815	6,883
Total inventory	$10,899	$13,069

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2—Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assume that Highlight Networks, Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.” The Company has incurred net losses of approximately $1,064,624 for the period from June 21, 2007 (inception) to September 30, 2013, has an accumulated deficit, has recurring losses, has no revenues, and requires additional financing in order to finance its business activities on an ongoing basis. The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern.”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern.” While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Note 3—Commitments

On January 1, 2013, the Company entered into a 3 year consulting agreement. Pursuant to the terms of the agreement, the Company committed to issue 175,000 common shares to the consultant upon execution of the agreement (see Note 5) and the Company committed to paying a cash commission equal to 8% of the gross sales of all merchandise and scrap products shipped and sold under any contract arranged by the consultant over the term of the agreement.

On February 19, 2013, the Company entered into a lease agreement beginning March 1, 2013 to rent the property at 6 Alder Drive East Syracuse, New York 13057. The monthly rent under the agreement is $8,000, along with utilities and waste management incurred by the Company in the use of the facility. The initial term of the lease agreement is 5 years. As of September 30, 2013 the Company owes $56,000 under this lease.

Note 4—Related Party Transactions

During September 2013, the Company modified its outstanding note agreements, with an aggregate principal amount of $170,732, with related parties, Friction & Heat LLC and Joseph Passalaqua whereby a conversion option was added. The promissory notes were originally unsecured, bore simple interest at 10% per annum and were due on demand. The Company also borrowed $50,000 from these related parties under notes with the same terms during the three months ended September 3013. In September 2013, these loans were modified into convertible notes that are unsecured, mature 1 year from the date of the note and bear simple interest at 10% per annum. The notes are convertible into common stock at 60% of the average of the lowest 3 trading prices during the 10 days preceding the date of conversion. The note holders have agreed to not convert into more common shares than the Company has available and authorized at any time. The Company also borrowed $15,000 under convertible notes with these same terms during the three months ended September 30, 2013. As of September 30, 2013, the aggregate unpaid principal under these convertible notes was $185,732.

The Company evaluated the modification and determined it qualified as an extinguishment of debt due to a substantive conversion option being added. The Company then evaluated the convertible notes under ASC 815 and determined the notes do not qualify as derivative liabilities. The Company then evaluated the notes for a beneficial conversion feature under ASC 470-20 as of the date of the notes and determined that beneficial conversion features existed. The aggregate intrinsic value of the beneficial conversion features was determined to be $123,821 and was recognized as a discount to the debt that is being amortized using the effective interest method over the life of the notes. During the three months ended September 30, 2013, amortization of $11,305 was recorded against the discounts. As of September 30, 2013, the aggregate unamortized discount on the notes was $112,516.

In 2013, EZ Recycling, Inc., the wholly owned subsidiary of Highlight Networks, Inc. borrowed $100 from a related party, Joseph C. Passalaqua. The amount is non-interest bearing advance. As of September 30, 2013 the unpaid amount on the advance was $100.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 5— Equity

Highlight Networks, Inc. is authorized to issue 150,000,000 shares of common stock, with par value of $0.001 per share. As of September 30, 2013, a total of 2,942,600 shares of common stock were issued and outstanding. Holders of common stock are entitled to receive dividends, when and if declared by the board of directors, subject to prior rights of holders of any preferred stock then outstanding and to share ratably in the net assets of the company upon liquidation. Holders of common stock do not have preemptive or other rights to subscribe for additional shares. The articles of incorporation do not provide for cumulative voting. Shares of common stock have equal voting, dividend, liquidation and other rights, and have no preference, exchange or appraisal rights.

On April 15, 2013, the Company granted an aggregate of 300,000 common shares to officers of the Company for services to be rendered. 150,000 shares vested immediately on April 15, 2013 and 150,000 shares vest on May 1, 2014. The shares were valued at $450,000 of which $269,882 was recognized during the year ended June 30, 2013. During the three month period ended September 30, 2013, an additional $54,331 was recognized and $125,787 will be recognized over the remaining vesting period.

On September 18, 2013, the company committed to issue 48,000 common shares under a consulting agreement. The shares were fully earned upon execution of the agreement and were valued using the closing stock price of the Company’s common stock at September 18, 2013. The Company recognized the full fair value of these shares of $72,720 as an expense during the three months ended September 30, 2013.

Note 6—Subsequent Events

On November 1, 2013, the Company entered into an agreement with a structuring agent wherein compensation will be 4,000,000 common shares. Of these shares, 1,000,000 are due upon execution and the remaining 3,000,000 are due when certain performance objectives are met.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None

ITEM 9A. CONTROLS AND PROCEDURES EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
CONTROLS AND PROCEDURES

The Company's Chief Executive Officer is responsible for establishing and maintaining disclosure controls and procedures for the Company.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

For purposes of this Item 9A, the term disclosure controls and procedures means controls and other procedures of the Company (i) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (15 U.S.C. 78a  et seq.  and hereinafter the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”), and (ii) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures do not yet comply with the requirements in (i) and (ii) above and are not effective

On June 30, 2013, Our Chief Executive Officer and Chief Financial Officer reviewed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of the end of the period covered by this report and have concluded that (i) the Company’s disclosure controls and procedures are not effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission, and (ii) the Company’s controls and procedures have not been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The material weaknesses identified relates to the following:

-	Lack of proper segregation of duties
-	Lack of a formal control process that provides for multiple levels of supervision and review

The Company believes that the material weaknesses are due to the Company’s limited resources.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting identified in connection with our evaluation that occurred as of June 30, 2013 during our last quarter (our fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 9(b)

Placement Agent Agreement

                            September 18, 2013

Alfonso Knoll
Highlight Networks, Inc.
P.O. Box 3143
Liverpool, NY 13089

Re:               INVESTMENT BANKING AGREEMENT

Dear Alfonso:

This letter (together with Exhibit A annexed hereto and made a part hereof, all of which taken together constitute this “Engagement Agreement”) confirms our complete understanding with respect to the retention of Finance 500, Inc., a California corporation (herein referred to as “F500”) and Bridgewater Capital Corporation (“Consultant”) (collectively, “Parties”) as the exclusive placement agent and financial advisor to Highlight Networks, Inc. (the “Company”) in connection with an equity financing, a debt financing, a merger and/or acquisition or a business development transaction (the “Transaction”).

RECITALS

WHEREAS, the Company desires professional assistance to complete the Transaction;

WHEREAS, F500 and Consultant have extensive experience and knowledge associated with corporate finance and investment banking business; and

WHEREAS, the Company wishes to engage the services of F500 and Consultant to assist the Company in preparing itself to complete the Transaction and to advise and assist with the management of the Transaction process and implement other investment banking activities as requested by the Company.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto agree as follows:

1.
Appointment.  The Company hereby retains F500 through certain individuals who are registered and licensed as investment bankers with FINRA (the “Representatives”) associated with Consultant and supervised by F500, and F500 and the Representatives hereby agree to act as the Company’s exclusive placement agent and financial advisor in connection with the Transaction and the financial advisory services as more specifically set forth in paragraph 2 below, effective as of the date hereof (the “Effective Date”). Nothing in this Engagement Agreement shall be construed so as to (i) obligate the Company to complete the Transaction or any transaction or (ii) entitle F500 to any fees or other compensation with respect to investors with whom the Company declines, in its sole and absolute discretion, to pursue the Transaction.

2.
Scope and Certain Conditions of Services.  The Company hereby retains F500 and the Representatives to consult with and advise the Company with respect to the Transaction and anything incidental thereto, as directed by the Company. The Company expressly acknowledges and agrees that the obligations of F500 and the Representatives hereunder with respect to the Transaction are on a “best efforts” basis only and that the execution of this Engagement Agreement does not constitute a commitment by F500 and/or the Consultant or Representatives to provide financing to the Company and does not ensure the success of securing any financing on behalf of the Company. The Company should not make any reliance whatsoever that this “best efforts” Transaction will be completed. The services provided by F500 and the Representatives will include, if appropriate or if reasonably requested by the Company: (a) reviewing the Company’s financial condition, operations, competitive environment, prospects, and related matters for potential investors; (b) preparing the information package or confidential information memorandum; (c) soliciting, coordinating, and evaluating indications of interest and proposals regarding a Transaction; (d) advising the Company as to the structure of a Transaction; and (e) providing such other financial advisory and investment banking services reasonably necessary to accomplish the foregoing.

3.
Finance 500, Inc. Oversight and Approvals.  The Representatives are registered, licensed, and supervised by Finance 500, Inc., a registered broker/dealer and member of FINRA/SIPC. All securities contemplated herein will be offered through F500. Consultant is not an affiliate of F500. Required supervision by F500 of registered investment bankers includes, among other things, approval of executed engagement agreements and due diligence oversight.

4.	Fees and Compensation. In consideration for the services rendered hereunder, the Company agrees to pay the following fee and other compensation:

a.	Success Fee. Upon the successful completion of the Transaction, F500 shall be entitled to the following:

Equity Transaction- If the Company consummates an Equity Financing (to include debt which is convertible into equity), defined as a corporate investment or financial investment of/with/into the Company, or if stock/equity is purchased directly from a shareholder(s) of the Company, in the course of one or more rounds of investments including, without limitation, a minority or majority investment of either equity securities, research and development funding or non-recurring funding, F500 shall receive a cash placement fee equal to ten percent (10%) of the gross proceeds involved in the Equity Financing.

Debt Financing- If the Company or any subsidiary consummates a non-convertible Debt Financing, defined as a corporate or financial loan with the Company in the course of one or more installments including, without limitation, debt securities, the creation of senior or junior credit lines or facilities or bank loans or borrowings, F500 shall receive a cash placement fee equal to three percent (3%) of the gross facility received by the Company or any subsidiary or assign in the Debt Financing. Consultant is aware that the Company has a senior debt relationship with Summit Private Capital Group (“Summit”) and thus would carve out any fees through debt directly facilitated by Summit.

M&A Transaction- For any party introduced by or through F500, a fee on any mergers or acquisitions of/by the Company shall be calculated using the Revised Lehman Formula (see attached Exhibit A).  This fee is due and payable to F500 in cash or like kind securities (Pro-rata as received/paid) at merger date. The Revised Lehman Formula will be calculated using the total “Consideration” paid for the acquisition. For purposes of this Engagement Agreement, Consideration shall mean the total value received by the Company or "Target" in any transaction(s) and shall include (i) the aggregate value of all cash, securities, the assumption (or forgiveness) of debt and minority interest obligations, and any other forms of payment received or to be received, directly or indirectly, or paid, by the Company/Target (or any of its subsidiaries), its stockholders, or a third party, as the case may be; (ii) amounts received under the terms of an “earn-out” provision, rights to receive periodic payments and all other rights that may be at any time transferred or contributed to, or by, the Company/Target (or any of its subsidiaries), its affiliates or shareholders in connection with an acquisition of, or by, the Company/Target or of the assets thereof; and (iii) amounts receivable or payable under consulting agreements in lieu of purchase price, above-market employment contracts to the extent above market, all non-compete agreements or similar arrangements, and all contingent payments in connection with any transaction.

Business Development Transaction- The Company shall pay F500 a business development fee equal to five percent (5%) of the total value to the Company of all contracts and/or other business development deals with any party introduced, directly or indirectly, by F500. All such fees due hereunder shall be payable as the Company is paid on any and all such contracts, and which fees shall be payable through to the completion or termination of the contract(s), inclusive of any and all change orders, amendments and extensions, irrespective of the term and termination provisions of this Engagement Agreement, or upon a merger or acquisition transaction with the Company, of or by the Business Development Transaction party.

The Transaction Success Fee is due and payable immediately upon the closing of the Transaction and shall be dispersed directly to F500 simultaneously with the delivery of the proceeds of the Transaction to the Company.

b.
Warrants.  Upon successful completion of an Equity Transaction, there shall become due and payable to F500, or its assigns, warrants for the purchase of an amount equal to ten percent (10%) of the common stock issued or issuable in connection with the Equity Transaction, whether issuable at the option of the Company or the investor, whether issuable immediately, at a future date or under specified conditions and whether issued or thereafter issuable pursuant to purchase, subscription, exchange, conversion or other similar rights. In the event that equity is issued in the Equity Transaction that does not bear any right to acquire common stock, then warrants shall be payable on account thereof to F500 or assigns that constitute a right to purchase an amount of such equity equal to ten percent (10%) of such equity issued or issuable in connection with the Equity Transaction. The warrants shall be exercisable from the date of issuance and for a term of three (3) years, non-callable, non-cancelable, and assignable, with immediate piggy-back registration rights. The warrants shall also have customary anti-dilution provisions for stock dividends, splits, mergers, and any future stock issuances, etc., at a price(s) below said exercise price per share and shall provide for automatic exercise immediately prior to expiration. In the event that after the first 6 months of the closing of the Transaction, and any time thereafter, if there is no effective registration statement covering the warrants then the warrants may be exercised on a cashless basis.

c.	Override Fee. In the case of an Equity Financing from an outside party during the term of this Engagement Agreement, F500 shall be entitled to a three percent (3%) cash placement fee.

d.
Retainer.  The Company agrees to pay F500 a non-refundable fee of 48,000 newly issued restricted shares of Company common stock upon execution of this Engagement Agreement as compensation for advisory services to be rendered pursuant to this Engagement Agreement, shares are to be earned immediately as a retainer for Consultant’s acceptance of this Engagement Agreement and to secure Consultant’s availability.

e.	Expense Reimbursement. The Company agrees to reimburse F500 for all out-of-pocket expenses incurred; however, any expense in excess of $500 shall be pre-approved in writing or email by the Company.

5.
Payment Instructions.  All success fees, expense reimbursements, retainer and other payments made by the Company pursuant to this Engagement Agreement shall be made directly to F500. All payments shall be made by wire or check pursuant to the instructions below:

Finance 500, Inc.
19762 MacArthur Blvd.
Suite 200
Irvine, CA 92612
T (949) 253-4000

Wire Instructions:

ABA 322271724
ACCT# 203246400
Citibank
Mission Viejo, CA
* Please note the Company’s name and provide relevant detail on the check or wire

6.
Term of Retention.  The Engagement Agreement shall expire six (6) months from the date of its execution or terminate upon thirty (30) advance written notice by either party (“Termination”).  Notwithstanding the foregoing, no expiration or termination of this Agreement shall affect: (a) F500’s right to receive, and the Company’s obligation to pay, any Transaction Success Fee (as set forth in paragraph 4); and (b) in the event of a dispute between F500 and the Company, the agreements of the Company and F500 with respect to choice of law and forum. If within eighteen (18) months following the termination of this Engagement Agreement (“Tail Period”), Company enters into an agreement to accept any type of capital from any prospective target/partner introduced to Company by F500 or Representatives during the term of this Engagement Agreement, the Company’s obligations to pay fees and compensation, as defined in paragraph 4, are triggered.

7.
Non-Circumvention.  The investors or other counter-parties in any Transaction, and the potential investors or other counter-parties who are introduced to the Company by F500 or Representatives before or during the term of this Engagement Agreement, and all of their respective affiliates currently existing or formed hereafter (collectively “Covered Persons”), shall be considered, for purposes of this Engagement Agreement, the property of F500. The Company on behalf of itself, its parent or its subsidiaries agree not to circumvent, directly or indirectly, F500’s relationship with these Covered Persons, their parents or any of the Covered Persons’ subsidiaries or Affiliates and Company will not directly or indirectly contact or negotiate with any of the Covered Persons regarding a Transaction with the Company, or with any other company, and will not enter into any agreement or transaction with Covered Persons, or disclose the names of Covered Persons, except as such disclosure may be required by any law, rule, regulation, regulatory body, court or administrative agency, during the applicable Tail Period without the prior written approval of F500. In the event that the Company enters into a Transaction (a “Subsequent Transaction”) from a Covered Person in any placement during the applicable Tail Period (regardless of whether such placement is arranged without an agent or through an agent other than F500), the Company agrees to pay to F500 a fee equal to the fees provided under this Engagement Agreement.

8.
Due Diligence. The Company agrees to furnish F500 with such information regarding the business and financial condition of the Company as is reasonably requested, all of which will be, to the Company’s best knowledge, accurate and complete at the time furnished. The Company will promptly notify F500 in writing if it learns of any material misstatement in, or material omission from, any information previously delivered to F500. F500 will conduct independent due diligence on the Company and will terminate this Engagement Agreement should its due diligence findings not be reasonably consistent with the representations (oral and written) made by the Company.

9.
Independent Contractor. The Parties agree that F500 and Consultant will act as an independent contractor in the performance of his duties under this Engagement Agreement. Nothing contained in this Engagement Agreement shall be construed to imply that F500 or Consultant, or any employee, agent or other authorized representative of F500 or Consultant, is a partner, joint venturer, agent, officer or employee of Company.

10.
Confidential Information.  The Parties acknowledge that each will have access to proprietary information regarding the business operations of the other and agree to keep all such information secret and confidential and not to use or disclose any such information to any individual or organization without the non-disclosing party’s prior written consent. It is hereby agreed that from time to time F500, the Representatives and the Company may designate certain disclosed information as confidential for purposes of this Engagement Agreement.

11.
Public Announcements. Prior to any press release or other public disclosure relating to services hereunder which is legally permissible, the Company and F500 shall confer and reach agreement upon the contents of any such disclosure.

12.
Indemnification. The Company hereby agrees to indemnify and hold F500 and Consultant harmless from any and all liabilities incurred by F500 and Consultant under the Securities Act of 1933, as amended (the "Act"), the various state securities acts, or otherwise, insofar as such liabilities arise out of or are based upon (i) any material misstatement or omission contained in any offering documents provided by the Company, or (ii) any intentional actions by the Company, direct or indirect, in connection with any offering by the Company, in violation of any applicable federal or state securities laws or regulations. Furthermore, the Company agrees to reimburse F500 and Consultant for any legal or other expenses incurred by F500 and Consultant in connection with investigating or defending any action, proceeding, investigation, or claim in connection herewith. The indemnity obligations of the Company under this paragraph shall extend to the shareholders, directors, officers, employees, agents, and control persons of F500 and Consultant.

F500 and Consultant hereby agrees to indemnify and hold the Company harmless from any and all liabilities incurred by the Company under the Act, the various state securities acts, or otherwise, insofar as such liabilities arise out of or are based upon (i) any actions by F500, Consultant, related officers, employees, agents, or control persons, direct or indirect, in connection with any offering by the Company, in violation of any applicable federal or state securities laws or regulations, or (ii) any breach of this Engagement Agreement by F500 or Consultant. Furthermore, F500 and Consultant agrees to reimburse Company for any legal or other expenses incurred by Company in connection with investigating or defending any action, proceeding, investigation, or claim in connection herewith.

The indemnity obligations of the Parties under this paragraph 12 shall be binding upon and inure to the benefit of any successors, assigns, heirs, and personal representatives of the Company, F500, the Consultant, and any other such persons or entities mentioned herein above.

13.
Covenants of F500 and Representatives.  F500 and Representatives covenant and agree with the Company that, in performing Consulting Services related to the raising of capital by the Company or providing other Investment Banking support services, F500 and Representative will:

(a)	Not make any representations other than those expressly set forth in documents provided by the Company; and

(b)	Not publish, circulate or otherwise use any materials other than materials provided by or otherwise approved by the Company.

14.	Miscellaneous.

(a)
Attorneys’ Fees.  If either party files any action or brings any proceeding against the other arising out of this Engagement Agreement, then the prevailing party shall be entitled to reasonable attorneys’ fees.

(b)
Waiver.  No waiver by a party of any provision of this Engagement Agreement shall be considered a waiver of any other provision or any subsequent breach of the same or any other provision. The exercise by a party of any remedy provided in this Engagement Agreement or at law shall not prevent the exercise by that party of any other remedy provided in this Engagement Agreement or at law.

(c)
Assignment.  This Engagement Agreement shall be binding upon and inure to the benefit of the Parties hereto and no assignment shall be allowed without first obtaining the written consent of the non-assigning party.

(d)
Severability.  If any condition or covenant herein contained is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Engagement Agreement and shall in no way effect the other covenants and conditions contained herein.

(e)	Amendment. This Engagement Agreement may be amended only by a written agreement executed by all Parties hereto.

(f)
Headings.   Titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Engagement Agreement or any provision hereof. No provision in this Engagement Agreement is to be interpreted for or against either party because that party or his legal representative drafted such provision.

(g)
Notice.  All written notices, demands, or requests of any kind, which either party may be required or any desire to serve on the other in connection with this Engagement Agreement, must be served by registered or certified mail, with postage prepaid and return receipt requested. In lieu of mailing, either party may cause delivery of such notice, demands and requests to be made by personal service facsimile transmission, provided that acknowledgment of receipt is made. Notice shall be deemed given upon personal delivery or receipt of facsimile transmission, or two days after mailing. All such notices, demands, and requests shall be delivered as follows:

If to the Company::	Highlight Networks, Inc.
P.O. Box 3143
Liverpool, NY 13089
Attn: Alfonso Knoll
Fax: (315) 453-7311

If to F500 or Consultant:	Finance 500, Inc.
19762 MacArthur Blvd.
Suite 200
Irvine, California 92612
Attn: Robert L. Hicks
Fax: (949) 476-2552

(h)
Entire Agreement.  This Engagement Agreement, including any Exhibits or Schedules attached hereto, contains all of the representations, warranties, and the entire understanding and agreement between the Parties. Correspondence, memoranda, or agreements, whether written or oral, originating before the date of this Engagement Agreement are replaced in total by this Engagement Agreement unless otherwise especially stated.

(i)
Counterparts; Facsimile Signatures.  This Engagement Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties agree that facsimile signatures of this Engagement Agreement shall be deemed a valid and binding execution of this Engagement Agreement.

(j)
Governing Law and Venue.  This Engagement Agreement shall be governed by and construed in accordance with the laws of the State of California which would apply if both Parties were residents of California and this Engagement Agreement was made and performed in California. In any legal action involving this Engagement Agreement or the Parties' relationship, the Parties agree that the exclusive venue for any lawsuit shall be in the state or federal court located within the County of Orange, California. The Parties agree to submit to the personal jurisdiction of the state and federal courts located within Orange County, California.

(k)	Enforceability: Any determination that any provision of this Engagement Agreement may be, or is, unenforceable shall not affect the enforceability of the remainder of this Engagement Agreement.

(l)	Survival: Sections 10, 12 and 14 shall survive the termination or expiration of this Engagement Agreement.

IN WITNESS WHEREOF, the Parties hereto have placed their signatures hereon on the day and year first above written.

“COMPANY”                                                                                 “F500”
Highlight Networks, Inc.                                                             FINANCE 500, INC.
a California corporation

        _________________________                                               ___________________________
BY: Alfonso Knoll                                                                         BY: Robert L. Hicks
ITS: President & CEO                                                                   ITS: President & CEO

      “CONSULTANT”
BRIDGEWATER CAPITAL CORPORATION

        ____________________________
        BY: Andre Peschong
ITS: Partner

EXHIBIT A
REVISED LEHMAN FORMULA

On the first million dollars ($0-$1,000,000)	10%	plus,
On the second million dollars ($1,000,001-$2,000,000)	8%	plus,
On the third million dollars ($2,000,001-$3,000,000)	6%	plus,
On the fourth million dollars ($3,000,001-$4,000,000)	4%	plus,
Anything over $4,000,000 ($4,000,001 to infinity)	2%

2 ADDENDUM

This “Addendum” is entered into on this 14th day of November, 2013 by and between Finance 500, Inc. (hereinafter "F500"), Bridgewater Capital Corporation (hereinafter “BCC”) and Highlight Networks, Inc. (hereinafter “Company”) and amends the Engagement Agreement (the “Engagement Agreement”) between F500, BCC and Company, dated September 18, 2013 only as it pertains to Fees and Compensation under Section 4, and shall make the Engagement Agreement non-exclusive.

The Engagement Agreement is revised in Section 4. a. Success Fee, Equity Transaction to add new language to the end of that paragraph so that it will now read, in full, "If the Company consummates an Equity Financing (to include debt which is convertible into equity), defined as a corporate investment or financial investment of/with/into the Company, or if stock/equity is purchased directly from a shareholder(s) of the Company, in the course of one or more rounds of investments including, without limitation, a minority or majority investment of either equity securities, research and development funding or non-recurring funding, F500 shall receive a cash placement fee equal to ten percent (10%) of the gross proceeds involved in the Equity Financing, unless the Company completes an Equity Financing without any involvement from F500, in which case the cash placement fee shall be equal to four percent (4%) of the gross proceeds involved in that Equity Financing."

The Engagement Agreement is also revised in Section 4. b., Warrants to add new language to that paragraph so that it will now read, in full, "Upon successful completion of an Equity Transaction, there shall become due and payable to F500, or its assigns, warrants for the purchase of an amount equal to ten percent (10%) of the common stock issued or issuable in connection with the Equity Transaction, unless the Company completes an Equity Financing without any involvement from F500, in which case F500 shall only be entitled to warrants equal to four percent (4%) of the common stock issued or issuable in connection with that Equity Transaction, whether issuable at the option of the Company or the investor, whether issuable immediately, at a future date or under specified conditions and whether issued or thereafter issuable pursuant to purchase, subscription, exchange, conversion or other similar rights. In the event that equity is issued in the Equity Transaction that does not bear any right to acquire common stock, then warrants shall be payable on account thereof to F500 or assigns that constitute a right to purchase an amount of such equity equal to ten percent (10%) of such equity issued or issuable in connection with the Equity Transaction, unless the Company completes an Equity Financing without any involvement from F500, in which case F500 shall only be entitled to warrants equal to four percent (4%) of the common stock issued or issuable in connection with that Equity Transaction. The warrants shall be exercisable from the date of issuance and for a term of three (3) years, non-callable, non-cancelable, and assignable, with immediate piggy-back registration rights. The warrants shall also have customary anti-dilution provisions for stock dividends, splits, mergers, and any future stock issuances, etc., at a price(s) below said exercise price per share and shall provide for automatic exercise immediately prior to expiration. In the event that after the first 6 months of the closing of the Transaction, and any time thereafter, if there is no effective registration statement covering the warrants then the warrants may be exercised on a cashless basis."

All other terms and conditions of the Engagement Agreement shall remain in full force and effect as it pertains to a Transaction(s) between F500, BCC and Company.

HIGHLIGHT NETWORKS, INC.

Signature:
Name:                                  Alfonso Knoll

Title:                                  President and CEO

Date:                                 ______________

FINANCE 500, INC.

Signature:                          ______________
Name:                                  Robert L. Hicks

Title:                                  President and CEO

Date:                                  ______________

BRIDGEWATER CAPITAL CORPORATION

On behalf of the Representatives

Signature:                            _____________
Name:                                  Andre Peschong

Title:                                  Partner

Date:                                  ______________